Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

PRIME RISK PARTNERS INC.

ONB INSURANCE GROUP, INC.

and

OLD NATIONAL BANCORP

Dated as of April 30, 2016

i

3.09.	Accounts Receivable	11

3.10.	Contracts	11

3.11.	No Defaults	12

3.12.	Title to Assets and Leasehold Interests	13

3.13.	Litigation and Pending Proceedings	13

3.14.	Taxes, Returns, and Reports	14

3.15.	Affiliated Transactions	16

3.16.	Environmental Matters	16

3.17.	Employee Benefit Plans	17

3.18.	Obligations to Employees	19

3.19.	Employee Matters	19

3.20.	Clients	20

3.21.	Insurance	20

3.22.	Intellectual Property	20

3.23.	Licenses and Permits	21

3.24.	No Third Party Consents	22

3.25.	Restrictive Agreements	22

3.26.	Compliance with Laws	22

3.27.	Absence of Changes	22

3.28.	Broker’s, Finder’s, or Other Fees	25

3.29.	Indemnification Agreements	25

3.30.	Trade Relations	25

3.31.	Privacy of Customer Information	25

SECTION 4 REPRESENTATIONS AND WARRANTIES OF PURCHASER		26

4.01.	Organization and Authority	27

4.02.	Authorization	27

4.03.	Shareholder Approval	27

4.04.	Financial Statements and Reports	27

4.05.	Broker’s, Finder’s or Other Fees	28

4.06.	Absence of Changes	28

4.07.	Financing	28

4.08.	Purchaser Intent	28

4.09.	Solvency	28

SECTION 5 COVENANTS OF ONB AND INSURANCE GROUP		29

5.01.	Information, Access Thereto, Confidentiality	29

5.02.	Preservation of Business	29

5.03.	Conduct of Business	30

5.04.	Press Releases	33

5.05.	Other Negotiations	33

5.06.	Subsequent Financial Statements	33

5.07.	Employee Benefit Plans	34

5.08.	Adverse Actions	34

5.09.	Reasonable Best Efforts	34

5.10.	E&O Tail	35

5.11.	Transfer of Excluded Assets	35

5.12.	Exclusive Broker	35

5.13.	Branch Referral	35

5.14.	Settlement of Inter-Company Balances	36

5.15.	Restrictive Covenants	36

5.16	Confidentiality and Non-Solicitation Agreements	37

5.17	Assignment of ONI Trademark	37

SECTION 6 COVENANTS OF PURCHASER		38

6.01.	Filings	38

6.02.	Press Releases	38

6.03.	Adverse Actions	38

6.04.	Reasonable Best Efforts	38

6.05.	Restrictive Covenants	39

6.06.	Employee Benefit Plans	39

SECTION 7 CONDITIONS PRECEDENT TO THE TRANSACTION		41

7.01.	Purchaser	41

7.02.	Insurance Group and ONB	42

SECTION 8 TERMINATION OF THE TRANSACTION		44

8.01.	Manner of Termination	44

8.02.	Effect of Termination	45

SECTION 9 INDEMNIFICATION		46

9.01.	Indemnification by Purchaser and ONB	46

9.02.	Notice and Opportunity to Defend Third Party Claims	47

9.03.	Non-Third Party Claims, Costs, and Expenses	49

9.04.	Amount and Survival	49

9.05.	Exclusive Remedy	50

9.06.	Tax Matters	51

SECTION 10 CLOSING		53

10.01.	Effective Time	53

10.02.	Closing Date and Place	53

10.03.	Deliveries	53

SECTION 11 MISCELLANEOUS		54

11.01.	Successors and Assigns	54

11.02.	Waiver; Amendment	54

11.03.	Notices	54

11.04.	Headings	56

11.05.	Severability	56

11.06.	Counterparts	56

11.07.	Governing Law	56

11.08.	Entire Agreement	57

11.09.	Expenses	57

11.10.	Certain References	57

11.11.	Construction	57

11.12.	Schedules	57

11.13.	Knowledge	57

v

Index of Defined Terms

Accounting Referee	4

accumulated funding deficiency	18

Acquiror	37

Acquisition	37

Acquisition Proposal	33

Affiliated Group	14

Agreement	1

beneficial ownership	24

BHC Act	1

Big Four	4

Business Employee	20

Cash Consideration	2

Change of Control Payments	2

Closing	53

Closing Date	53

Code	2

Company Health Plan	19

Computer Systems	26

Confidentiality Agreement	45

Continuing Employees	34

Contract	12

Control	24

Controlled By	24

Controlling	24

Current Liabilities	24

Defense Election Notice	47

Disclosure Schedules	5

E&O Tail	35

E&O Tails	35

Effective Time	53

employee pension benefit plan	19

Encumbrance	1

Environmental Laws	16

ERISA	17

ERISA Affiliate	17

Excluded Assets	35

Final Cash Consideration	4

Final Excess Working Capital	3

Final Indebtedness	2

Final Shortage Working Capital	3

Final Transaction Expenses	2

Final Working Capital	2

Financial Statements	9

GAAP	26

group health plan	19

HCERA	19

Healthcare Reform Laws	19

HSR Act	22

Indebtedness	10

Indemnification Notice	47

Indemnified Parties	46

Indemnifying Party	47

Initial Cash Consideration	4

Initial Excess Working Capital	3

Initial Shortage Working Capital	3

Insurance Group	1

Insurance Group Common Stock	8

Intellectual Property	21

Interim Statement	9

Legal Requirement	7

Liability	10

Long-Term Liability	24

Loss	47

Losses	47

Material Adverse Effect	5

Material Contract	11

Material Interest	24

nondisclosed noneconomic substance	16

nonqualified deferred compensation plan	17

ONB	1

ONB Indemnified Party	46

ONB KSOP	34

ONI Personal Property	9

Order	14

parachute payment	18

Payment	4

Pension Plan	19

Permits	21

Permitted Encumbrances	10

Permitted Indebtedness	11

Permitted Products and Services	37

Person	8

Personal Data	25

Plan	17

Post-Closing Tax Period	51

PPACA	19

Pre-Closing Indebtedness	2

Pre-Closing Tax Period	51

Pre-Closing Transaction Expenses	2

Pre-Closing Working Capital	2

Proceeding	14

Purchaser	1

Purchaser Financial Statements	27

Purchaser Indemnified Party	46

Related Person	24

reportable event	18

Restricted Period	36

Restricted Territory	36

Retained Personal Property	9

Seller Group	33

Shares	1

Straddle Period	51

Subsequent Financial Statements	33

Subsidiary	6

Tax	16

Tax Liability	16

tax shelter	16

Taxes	16

Transaction	1

Transaction Expenses	2

Under Common Control With	24

United States real property holding corporation	15

Working Capital	2

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the “Agreement”) is made and entered into effective as of the 30th day of April, 2016, by and among Prime Risk Partners Inc. (“Purchaser”), a Delaware corporation, Old National Bancorp (“ONB”), an Indiana corporation, and ONB Insurance Group (“Insurance Group”), an Indiana corporation.

W I T N E S S E T H

WHEREAS, Purchaser is a Delaware corporation with its principal office located in Alpharetta, Georgia; and

WHEREAS, Insurance Group is an Indiana corporation, and licensed insurance agency, with its principal office located in Indianapolis, Indiana; and

WHEREAS, ONB is an Indiana corporation, registered as a financial holding company under the federal Bank Holding Company Act of 1956, as amended (the “BHC Act”), with its principal office located in Evansville, Indiana; and

WHEREAS, ONB is the owner of all the issued and outstanding shares of Insurance Group Common Stock (the “Shares”); and

WHEREAS, ONB desires to sell to Purchaser, and Purchaser desires to acquire from ONB, the Shares for the consideration set forth in Section 2; and

WHEREAS, each of the respective Board of Directors of Purchaser, ONB and Insurance Group has determined that it is in the best interests of the respective entities to consummate the strategic business combination contemplated hereby and each has approved this Agreement and authorized its execution.

NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants, and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchaser, ONB and Insurance Group hereby make this Agreement and prescribe the terms and conditions of the transaction as follows:

SECTION 1

THE STOCK PURCHASE

1.01. Purchase and Sale of the Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, ONB shall sell, transfer, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from ONB, all right, title and interest in and to the Shares (the “Transaction”), free and clear of any and all Encumbrances. For purposes of this Agreement, “Encumbrance” means any charge, claim, community, or other marital property interest, condition, equitable interest, lien, option, pledge, security interest, mortgage, right of first option, right of first refusal, or any other restriction with respect to transferability or assignability.

1.02. Taxable Transaction. ONB and Purchaser intend for the Transaction to qualify as a taxable transaction, and ONB agrees to join in an election under Section 338(h)(10) of the Internal Revenue Code of 1986 or any successor law, and regulations issued by the Internal Revenue Service (“IRS”) pursuant to the Internal Revenue Code or any successor law (the “Code”), if requested by Purchaser.

SECTION 2

PURCHASE PRICE OF SHARES

2.01. Purchase Price. On the terms and subject to the conditions of this Agreement and on the basis of and in reliance upon the representations, warranties, obligations and agreements set forth in this Agreement, upon Closing, ONB shall sell, transfer and deliver to Purchaser, and Purchaser shall purchase from ONB, for the Purchase Price, all of the Shares. Subject to adjustment as provided in Sections 2.02 and 2.03, the aggregate consideration to be paid for the Shares is Ninety-Three Million and No/100 Dollars ($93,000,000.00) less the amount of Pre-Closing Indebtedness, less the Pre-Closing Transaction Expenses (the “Cash Consideration”), subject to adjustment based upon the Working Capital of Insurance Group, the Indebtedness of Insurance Group and the Insurance Group Transaction Expenses, as provided in Sections 2.02 and 2.03.

2.02. Calculation. (a) At least five (5) business days before the Effective Time, ONB shall provide to Purchaser its calculation of the Working Capital as of the end of the month immediately preceding the Effective Time (the “Pre-Closing Working Capital”), its calculation of Indebtedness (including Permitted Indebtedness and accrued interest on the Indebtedness through the Effective Date) as of the end of the month immediately preceding the Effective Time (the “Pre-Closing Indebtedness”) and its calculation of the Transaction Expenses (the “Pre-Closing Transaction Expenses”). “Working Capital” means the current operating assets of Insurance Group less the current operating liabilities of Insurance Group, in each case determined in accordance with GAAP, except as set forth on Schedule 3.05. “Transaction Expenses” means, to the extent not paid prior to the Closing: (i) all costs, fees and expenses incurred in connection with or in anticipation of the negotiation, execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, including any brokerage fees, commissions, finders’ fees or financial advisory fees so incurred and any fees and expenses of legal counsel, accountants, consultants or other experts or advisors so incurred; and (ii) any transaction bonus, change-of-control payment or other transaction-related compensatory payments payable by Insurance Group or any of its Subsidiaries to any employee or other service provider of Insurance Group or any of its Subsidiaries in connection with the execution of this Agreement or the transactions contemplated hereby (“Change of Control Payments”).

(b) As promptly as practicable after the Effective Time (but in no event later than thirty (30) days following the Closing), ONB shall provide to Purchaser (i) its calculation of the Working Capital as of the Closing Date (the “Final Working Capital”); (ii) its calculation of the Indebtedness as of the Closing Date (the “Final Indebtedness”); and (iii) its calculation of the Transaction Expenses as of the Closing Date (the “Final Transaction Expenses”); including the amount of the Final Cash Consideration determined pursuant to Section 2.03.

(c) For purposes of illustration and interpretation, the calculation of Working Capital is shown on Schedule 2.02(c). The parties acknowledge and agree that, based upon the consolidated financial statements of Insurance Group as of March 31, 2016, the Working Capital would have been ($2,341,493), if determined as of such date.

2.03. Purchase Price Adjustment. (a) If the amount of the Pre-Closing Working Capital is less than Two Million, Six Hundred Eighty-Seven Thousand Eighty-Three and No/100 Dollars ($2,687,083.00) (the amount of such deficit being referred to hereinafter as the “Initial Shortage Working Capital”), then the Cash Consideration to be received by ONB on or as of the Closing Date (defined below) pursuant to Section 2 shall be decreased by subtracting the amount of the Initial Shortage Working Capital.

(b) If the amount of the Pre-Closing Working Capital is greater than Two Million, Six Hundred Eighty-Seven Thousand Eighty-Three and No/100 Dollars ($2,687,083.00) (the amount of such excess being referred to hereinafter as the “Initial Excess Working Capital”), then the Cash Consideration received by ONB on or as of the Closing Date pursuant to Section 2 shall be increased by adding the amount of the Initial Excess Working Capital.

(c) If the amount of the Final Working Capital is less than the Pre-Closing Working Capital (the amount of such deficit being referred to hereinafter as the “Final Shortage Working Capital”), then the Cash Consideration received by ONB pursuant to Section 2 shall be decreased by subtracting the amount of the Final Shortage Working Capital.

(d) If the amount of the Final Working Capital is greater than the Pre-Closing Working Capital (the amount of such excess being referred to hereinafter as the “Final Excess Working Capital”), then the Cash Consideration received by ONB pursuant to Section 2 shall be increased by adding the amount of the Final Excess Working Capital.

(e) If the amount of the Pre-Closing Indebtedness is greater than the amount of the Final Indebtedness, then the Cash Consideration received by ONB pursuant to Section 2 shall be increased by an amount of cash in dollars equal to such excess. If the amount of the Final Indebtedness is greater than the amount of the Pre-Closing Indebtedness, then the Cash Consideration received by ONB pursuant to Section 2 shall be decreased by an amount of cash in dollars equal to such excess.

(f) If the amount of the Pre-Closing Transaction Expenses is greater than the amount of the Final Transaction Expenses, then the Cash Consideration received by ONB pursuant to Section 2 shall be increased by an amount of cash in dollars equal to such excess. If the amount of the Final Transaction Expenses is greater than the amount of the Pre-Closing Transaction Expenses, then the Cash Consideration received by ONB pursuant to Section 2 shall be decreased by an amount of cash in dollars equal to such excess.

(g) If the amount of the Cash Consideration as recalculated based upon the Final Working Capital, Final Indebtedness and Final Transaction Expenses pursuant to Sections 2.03(c) through (f) (referred to herein as the “Final Cash Consideration”) is less than the amount of the Cash Consideration as re-calculated based upon the Pre-Closing Working Capital pursuant to Sections 2.03(a) or (b) and theretofore delivered to ONB (the “Initial Cash Consideration”), then ONB shall pay the amount of the difference to Purchaser within thirty (30) days of the determination of such amount. If the amount of the Final Cash Consideration is greater than the amount of the Initial Cash Consideration, then Purchaser shall pay the amount of the difference to ONB within thirty (30) days of the determination of such amount.

2.04. Payment Dispute Resolution. (a) If Purchaser disagrees with ONB’s calculation pursuant to Sections 2.02 and 2.03 relating to the amount of the Final Working Capital, the Final Indebtedness, the Final Transaction Expenses and the Final Cash Consideration (collectively, the “Payment”), Purchaser shall, within thirty (30) days after delivery of such calculation by ONB, deliver a notice to ONB disagreeing with such calculation and setting forth its calculation of such amount. Any such notice of disagreement shall specify those items or amounts as to which Purchaser disagrees, and Purchaser shall be deemed to have agreed with all other items or amounts. If Purchaser does not deliver a notice of disagreement to ONB within the required period of time, the calculation shall be final and binding upon the parties hereto. If Purchaser delivers a notice of disagreement to ONB within the required period of time, ONB shall nevertheless be required to make a payment in the amount, if any, that is not in dispute, but shall not be required to make the balance of the Payment until as provided in Section 2.04(b).

(b) During the twenty (20) days following delivery of the notice of disagreement, the parties shall use their reasonable best efforts to reach an agreement on the disputed items or amounts in order to determine the Payment at issue. If, during such period, Purchaser and ONB are unable to reach agreement, they shall mutually agree in a prompt manner upon an independent accounting firm (the “Accounting Referee”) to review this Agreement and the disputed items or amounts for the purpose of calculating the Payment at issue. The Accounting Referee shall deliver to Purchaser and ONB, as promptly as practicable, a report setting forth its calculation of the Payment at issue. Such report shall be final and binding upon the parties hereto, and the Payment as calculated by the Accounting Referee shall be made within ten (10) days of receipt of the report from the Accounting Referee. The cost of the Accounting Referee shall be borne: (i) by ONB, if Purchaser’s calculation of the Payment at issue is closer to the Accounting Referee’s calculation than ONB’s calculation; (ii) by Purchaser if the reverse is true; and (iii) otherwise, equally by Purchaser and ONB.

(c) If Purchaser and ONB cannot agree on an independent accounting firm within ten (10) days, then the names of the nationally recognized “Big Four” accounting firms or their successors, exclusive of any such firm which is rendering or has within the past three (3) years rendered services to Purchaser shall be selected by lottery until one such firm is willing to compute the Payment at issue.

2.05. ONI Participants. In addition to the Purchase Price, Purchaser shall, promptly after Closing (but in all events no later than thirty (30) days after the respective ONI Participant has submitted fully executed copies of subscription documents and a joinder agreement for the QMP Insurance Holdings, LLC limited liability company agreement):

(a) Pay an aggregate of Nine Hundred Twenty Thousand and No/100 Dollars ($920,000.00) payable to the ONI Participants listed on Schedule 2.05.

(b) Grant an aggregate of One Million Three Hundred Eighty Thousand and No/100 Dollars ($1,380,000.00) of Class A Units of QMP Insurance Holdings, LLC, a Delaware LLC, to the ONI Participants.

(c) Establish for the benefit of certain employees of Insurance Group (to be determined by Purchaser and the Chief Executive Officer of Insurance Group after the Closing) a Long-Term Incentive Plan substantially in the form of Exhibit A.

2.06. Minimum Cash Amount. ONB and the Insurance Group agree that the cash held by Insurance Group as of the Closing Date will in no event be less than the collected premiums payable as of the Closing Date.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF INSURANCE GROUP AND ONB

ONB and Insurance Group hereby, jointly and severally, represent and warrant to Purchaser as set forth in this Section 3.

On or prior to the date hereof, ONB has delivered to Purchaser schedules (the “Disclosure Schedules”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Section 3; provided, however, that (a) the mere inclusion of an item in the Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by ONB that such item represents a material exception or fact, event, or circumstance or that such item is reasonably likely to result in a Material Adverse Effect; and (b) the inclusion of an item on one Disclosure Schedule shall be deemed to be a disclosure of such item on all other Disclosure Schedules for which that item is relevant (solely to the extent the relevance of such item to such other Disclosure Schedule is reasonably apparent).

For the purpose of this Agreement, and in relation to Insurance Group, a “Material Adverse Effect” means any effect that (i) is material and adverse to the financial position, results of operations, or business of Insurance Group taken as a whole, or (ii) would materially impair the ability of Insurance Group to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Transaction and the other transactions contemplated hereby; provided, however, that Material Adverse Effect shall not include the impact of (a) changes in insurance and similar laws of general applicability or interpretations thereof by courts or governmental agencies or authorities, (b) changes in accounting requirements applicable to insurance agencies, brokers, and companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Transaction or restructuring charges taken in connection with the Transaction, (d) effects of any action taken with the prior written consent of Purchaser or the taking of any action pursuant to this Agreement and the other agreements contemplated hereby, (e) conditions or circumstances that affect the insurance industry generally, (f) general economic conditions, (g) economic conditions of the industry in which Insurance Group participates, or (h) the public announcement of this Agreement or the consummation of the transactions contemplated hereby and the effect that such public announcement or consummation has on the business or continuing relationships of Insurance Group with its clients and customers; except, in the case of (a), (b), (e), (f) and (g), where the impact has a materially disproportionate effect on Insurance Group as compared to other Persons engaged in the insurance industry.

3.01. Organization and Authority.

(a) Insurance Group is a corporation duly organized, validly existing, and in good standing under the laws of the State of Indiana. Insurance Group has full power and authority (corporate and otherwise) to lease its properties as presently leased and to conduct its business in the manner and by the means utilized as of the date hereof. Insurance Group is duly qualified to do business and is in good standing in each state and jurisdiction set forth on Schedule 3.01(a), which are the only states and jurisdictions in which the character or location of the properties leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Insurance Group or the Subsidiaries.

(b) Schedule 3.01(b) sets forth a complete and correct list of all of the subsidiaries of Insurance Group (each, a “Subsidiary” and collectively, the “Subsidiaries”). Each Subsidiary of Insurance Group is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation as reflected on Schedule 3.01(b). Each Subsidiary has full corporate or limited liability company, as applicable, power and authority to conduct its business as it has been, is currently or is proposed to be conducted, to own or use its properties, and to perform all its obligations under its Contracts. Schedule 3.01(b) contains a complete list of each jurisdiction in which each Subsidiary is required to be qualified as a foreign corporation authorized to do business, except where the failure to be so qualified would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Insurance Group or the Subsidiaries. Each of the Subsidiaries is duly qualified and is in good standing in each jurisdiction listed on Schedule 3.01(b).

3.02. Authority; No Conflict. (a) Each of ONB and Insurance Group has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Section 7.02. As of the date hereof, neither ONB nor Insurance Group is aware of any reason why the conditions set forth in Section 7.02 will not be satisfied in a timely manner and without the imposition of a condition, restriction, or requirement of the type described in Section 7.02. This Agreement and its execution and delivery by Insurance Group and ONB has been duly authorized and approved by their respective Boards of Directors and by ONB as shareholder of Insurance Group. Assuming due execution and delivery by Purchaser, this Agreement constitutes a valid and binding obligation of ONB and Insurance Group, subject to the fulfillment of the conditions precedent set forth in Section 7.02, and are enforceable against ONB and Insurance Group in accordance with their terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt, or other laws of general application relating to or affecting the enforcement of creditors’ rights.

(b) Except as set forth in Schedule 3.02(b), neither the execution of this Agreement nor the consummation of the Transaction or the transactions contemplated hereby, directly or indirectly (with or without notice or lapse of time): (i) conflicts with or violates the Articles of Incorporation or By-Laws of Insurance Group or ONB or any resolution adopted by the Board of Directors of Insurance Group or ONB; (ii) conflicts with or violates any federal, state, or local law, ordinance, principle of common law, code, regulation, statute, or treaty (a “Legal Requirement”) (provided that the approvals of or filings with applicable governmental agencies or authorities required for consummation of the Transaction and the transactions contemplated hereby are obtained) or any Order; (iii) conflicts with, results in a breach of, or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, understanding, arrangement, commitment, instrument, or other writing to which Insurance Group is a party or by which Insurance Group is subject or bound; (iv) results in the creation of or gives any Person the right to challenge or to create any Encumbrance or any other adverse interest, upon any right, property, or asset of Insurance Group or gives any Person the right to revoke, withdraw, suspend, cancel, terminate, or modify any authorization that is held by Insurance Group or that otherwise relates to the business of, or any of the assets owned or used by, Insurance Group; (v) terminates or gives any Person the right to terminate, accelerate, amend, modify, or refuse to perform under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, understanding, arrangement, commitment, instrument, or other writing to which Insurance Group is a party or is subject or bound or with respect to which Insurance Group is to perform any duties or obligations or receive any rights or benefits; (vi) conflicts with, results in a breach of, or requires any consent, offer, or other action under any will, trust, buy-sell agreement, shareholder agreement, employment agreement, or other agreement; (vii) causes Purchaser, or Insurance Group to become subject to or to become liable for the payment of, any Tax (other than with respect to the operation of the Insurance Group post-closing); or (viii) causes any of the assets owned by Insurance Group to be reassessed or revalued by any taxing authority or governmental agency or authority except (in the case of clauses (ii) through (vi) above) for such violations, conflicts, breaches, terminations, cancellations, accelerations, creations or defaults which, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Insurance Group.

(c) Except as set forth in Schedule 3.02(c), no notice to, filing with, exemption by, or consent, authorization, or approval of any governmental agency or authority is necessary for consummation by Insurance Group of the Transaction or the transactions contemplated hereby.

(d) For purposes of this Agreement, the term “Person” means any natural person, organization, firm, business, proprietorship, joint venture, corporation, limited liability company, partnership, association, trade group, trust, or other entity and any governmental agency or authority.

3.03. Capitalization.

(a) The authorized capital stock of Insurance Group as of the date hereof consists of, and at the Effective Time shall consist of, Sixty Thousand (60,000) shares of common stock (“Insurance Group Common Stock”), no par value, of which Twenty-Five Thousand Nine Hundred (25,900) shares are issued and outstanding. The Shares have been duly and validly authorized by all necessary corporate action of Insurance Group, are validly issued, fully paid, and nonassessable, and have not been issued in violation of any preemptive rights of any present or former shareholder of Insurance Group. Insurance Group has no capital stock authorized, issued, or outstanding other than as described in this Section 3.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of capital stock.

(b) Except as set forth in Schedule 3.03(b), there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements, or rights relating to any of the Shares or any securities convertible into or representing the right to purchase or otherwise acquire any capital stock or debt securities of Insurance Group or any Subsidiary, by which Insurance Group or any Subsidiary is or may become bound. Except as set forth in Schedule 3.03(b), Insurance Group has no outstanding contractual or other obligation to repurchase, redeem, or otherwise acquire any of the Shares.

(c) ONB is and will be on the Closing Date the record and beneficial owner and holder of the Shares, and ONB owns the Shares free and clear of any and all Encumbrances. Except as set forth in Schedule 3.03(c), no consent, approval, authorization, or waiver of any Person is required for the execution, delivery, and performance of this Agreement or the other agreements contemplated hereunder or the consummation of the Transaction or the transactions contemplated hereby. Except as set forth in Schedule 3.03(c), ONB, and none of the Shares, are subject to or bound by any buy-sell agreement, shareholder agreement, employment agreement, or other agreement or any other option, commitment, understanding, or obligation relating to the pledge, sale, purchase, acquisition, transfer, gift, or other disposition of any of the Shares.

(d) Insurance Group is and will be on the Closing Date the record and beneficial owner and holder of all of the shares of capital stock of each Subsidiary, free and clear of any and all Encumbrances. Except as set forth in Schedule 3.03(d), none of the capital stock of any Subsidiary is subject to or bound by any buy-sell agreement, shareholder agreement, employment agreement, or other agreement or any other option, commitment, understanding, or obligation relating to the pledge, sale, purchase, acquisition, transfer, gift, or other disposition of any of the capital stock of any Subsidiary.

3.04. Organizational Documents; Books and Records. Insurance Group’s and the Subsidiaries’ books of account, minute books (including the Articles of Incorporation and By-Laws of Insurance Group and the Subsidiaries), stock record books, and other records, all of which have been made available to Purchaser, are complete and correct and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls. The minute books of Insurance Group contain accurate and complete records of all meetings of, and corporate action taken by Insurance Group, the Board of Directors, and committees of the Board of Directors of Insurance Group.

3.05. Financial Statements and Reports. ONB has delivered to Purchaser true and complete copies of the Consolidated Balance Sheets and Consolidated Statements of Income of Insurance Group as of and for the years ended December 31, 2014 and 2015, and as of and for the three (3) months ended March 31, 2016 (the “Interim Statement”), including the notes thereto (collectively, the “Financial Statements”). Except as set forth in Schedule 3.05, the Financial Statements have been prepared in accordance with GAAP and on a basis consistent with past accounting practices, to the extent those practices are consistent with GAAP, and fairly present the financial condition and results of operations as of the dates and for the periods presented, subject to regular year-end adjustments and the absence of footnotes for the Interim Statement.

3.06. Condition and Sufficiency of Assets.

(a) Except as set forth in Schedule 3.06(a), all vehicles, equipment, furniture and fixtures, leasehold improvements and other material items of tangible personal property owned or used by Insurance Group and the Subsidiaries as of the date hereof (collectively, the “ONI Personal Property”) are in good operating condition and repair, subject to normal wear and tear and are adequate for the uses to which they are being put, and none of such personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. Purchaser acknowledges and agrees that Insurance Group is not conveying all assets necessary to conduct the business of Insurance Group (the assets not being transferred are identified in Schedule 3.06(b)), and that such assets as are being transferred are not sufficient to conduct the business of Insurance Group as it is currently conducted. The real property and improvements thereon leased by Insurance Group, are adequate and suitable for the purposes for which they are presently being used and the operation of the business of Insurance Group as it is currently conducted.

(b) Schedule 3.06(b) sets forth all vehicles, equipment, furniture and fixtures, leasehold improvements and other material items of tangible personal property owned or used by ONB that ONB is not conveying to Purchaser under this Agreement and the transactions contemplated hereby that are necessary to conduct the business of Insurance Group as it is currently conducted (collectively, the “Retained Personal Property”). The ONI Personal Property and the Retained Personal Property collectively constitute all assets necessary to conduct the business of Insurance Group as it is currently conducted in all material respects.

3.07. Absence of Undisclosed Liabilities. (a) As of the date hereof, Insurance Group has no Liabilities that would be required to be reserved against or otherwise disclosed on a balance sheet or in the notes thereto except for Liabilities (i) reflected, disclosed, or reserved against in the Financial Statements as of March 31, 2016, (ii) incurred after the date of the

Financial Statements in the ordinary course of business consistent with past practice, or (iii) incurred pursuant to or in connection with this Agreement and the transactions contemplated thereby in accordance with this Agreement. For purposes of this Agreement, the term “Liability” means any liability or obligation of any kind, character, or description, whether known or unknown, absolute or contingent, accrued and unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable, or otherwise, whether or not the same is required to be accrued on the Financial Statements of Insurance Group.

3.08. Indebtedness.

(a) For purposes of this Agreement, the term “Indebtedness” means, without duplication: (i) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon through the Closing Date) of Insurance Group and its Subsidiaries, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise; (ii) all deferred indebtedness of Insurance Group and its Subsidiaries for the payment of the purchase price of property or assets purchased, including any earnout payments (other than current accounts payable incurred in the ordinary course of business); (iii) all obligations of Insurance Group and its Subsidiaries to pay rent or other payment amounts under a lease which is required to be classified as a capital lease on the face of a balance sheet prepared in accordance with GAAP; (iv) all outstanding reimbursement obligations of Insurance Group and its Subsidiaries with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of Insurance Group or its Subsidiaries; (v) all obligations of Insurance Group and its Subsidiaries under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks; (vi) all obligations secured by any Encumbrance (other than Permitted Encumbrances) existing on property owned by Insurance Group or its Subsidiaries, whether or not indebtedness secured thereby will have been assumed; (vii) all guaranties, endorsements, assumptions and other contingent obligations of Insurance Group and its Subsidiaries in respect of, or to purchase or to otherwise acquire, Indebtedness of others; and (viii) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the transactions contemplated by the Agreement or in connection with any lender consent; provided, however, that Indebtedness will not include any of the foregoing that is solely among Insurance Group or any of its Subsidiaries.

For purposes of this Agreement, the term “Permitted Encumbrances” means (a) liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business; (c) easements, rights of way, zoning ordinances and other similar encumbrances affecting real property; (d) liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; and (e) liens securing lines of credit provided such liens are released as of the Closing Date.

For purposes of this Agreement, the term “Permitted Indebtedness” means the Indebtedness listed on Schedule 3.08(a).

(b) Schedule 3.08(b) sets forth a complete and correct list of all Indebtedness of Insurance Group as of the date hereof, identifying the creditor including name and address of such creditor, the type of instrument under which the Indebtedness is owed and the amount of the Indebtedness as of the close of business on the date hereof. No Indebtedness of Insurance Group contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Insurance Group, or (iii) the ability of Insurance Group to grant any Encumbrance on its properties or assets. With respect to each item of Indebtedness, Insurance Group is not in default and no payments are past due. Insurance Group has not received any notice of a default, alleged failure to perform or any offset or counterclaim with respect to any item of Indebtedness that has not been fully remedied and withdrawn. The consummation of the transactions contemplated hereby will not cause a default, breach or an acceleration, automatic or otherwise, of any conditions, covenants or any other terms of any item of Indebtedness. Insurance Group has not guaranteed and is not responsible or liable for any Indebtedness of any other Person.

3.09. Accounts Receivable. Except as set forth on Schedule 3.09, the accounts receivable through March 31, 2016 of Insurance Group, as reflected on the Financial Statements, (a) are valid and genuine; (b) are current and collectible in the ordinary course of business in accordance with the terms thereof; (c) represent bona fide obligations resulting from the provision of services in the ordinary course of business; (d) are not subject to defenses, set-offs, or counterclaims; and (e) with respect to the accounts receivable existing as of March 31, 2016, are properly reflected on the Financial Statements and, with respect to the accounts receivable recorded or arising since March 31, 2016, are properly reflected on the books and records of Insurance Group.

3.10. Contracts. Set forth in Schedule 3.10 is a list of the following Contracts by which Insurance Group is bound as of the date hereof (each a “Material Contract”):

(a) Contracts involving any lease of real property;

(b) All loan or credit agreements, lines of credit, letters of credit, promissory notes, land or conditional sales contracts, other title retention agreements, security agreements, mortgages, deeds of trust, indentures, bonds, and guaranties of the debts or obligations of a third party relating to Insurance Group or to which Insurance Group is a party;

(c) Contracts relating to the purchase of goods, products, supplies, or other items or services in excess of Fifty Thousand and No/100 Dollars ($50,000.00), whether individually or in the aggregate, in any calendar year;

(d) Contracts, other than in the ordinary course of business, involving payment of more than Fifty Thousand and No/100 Dollars ($50,000.00), any commissions to ONB, or directors or officers of Insurance Group;

(e) Contracts involving any partnership, joint venture, or ownership interest of Insurance Group;

(f) Inter-company accounts/agreements between Insurance Group and ONB;

(g) Contracts relating to the employment of any director, officer, and employee of Insurance Group whose compensation (salary, bonus, commissions) is, or would reasonable be expected to be, in excess of One Hundred Thousand and No/100 Dollars ($100,000.00) over a period of twelve (12) consecutive calendar months, or that provides for any severance compensation or other post-termination benefits to any director, officer, and employee of Insurance Group;

(h) Contracts relating to collective bargaining agreements with any labor unions or associations representing employees of Insurance Group; and

(i) For each of Insurance Group and the Subsidiaries, the twenty (20) largest property and casualty Contracts (based upon dollar premium volume) and twenty (20) largest group benefits Contracts (based upon dollar premium volume) between Insurance Group or such Subsidiary and any insurance company pursuant to which Insurance Group or such Subsidiary acts as agent or otherwise sells products of such insurance company.

As of the date hereof, no party to any Material Contract (i) has provided notice to Insurance Group of its intent to terminate, or withdraw its participation in, any such Material Contract or (ii) to Insurance Group’s Knowledge intends to terminate or otherwise materially adversely change its business relationship with Insurance Group or any subsidiary.

For purposes of this Agreement, the term “Contract” means any and all oral or written agreements, contracts, leases, licenses, lines of credit, understandings, commitments or obligations of Insurance Group.

3.11. No Defaults. Except as set forth in Schedule 3.11, and in each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Insurance Group (i) each of the Contracts set forth in Schedule 3.10 is valid and enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, readjustment of debt, or other laws of general application relative to or affecting the enforcement of creditors’ rights; and (ii) as of the date hereof Insurance Group is not in default in the performance, observance, or fulfillment of any obligation, covenant, or provision contained therein. Except as set forth on Schedule 3.11, none of such Contracts requires the consent of any party as a result of the Transaction or any other transaction contemplated hereby, except those which have already been (or will be) obtained by Insurance Group prior to the Effective Time and which do not extend, amend, change, or affect, or impose any additional Liability or obligation under, any such Contracts.

3.12. Title to Assets and Leasehold Interests. In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Insurance Group and (a)(i) except as described in this Section 3.12 or set forth on Schedule 3.12(a), Insurance Group has (A) good and marketable title in fee simple absolute to all real property reflected in the Financial Statements as of December 31, 2015, (B) good title to all personal property reflected in the Financial Statements as of December 31, 2015, other than personal property disposed of in the ordinary course of business since December 31, 2015, (C) good title to or right to use by valid and enforceable Contract all other property and assets (whether real or personal, tangible or intangible) which Insurance Group uses in its business; and good title to all property and assets acquired and not disposed of or leased since December 31, 2015; and (ii) all such property and assets that are owned by Insurance Group are owned by Insurance Group free and clear of any and all Encumbrances, except: (A) as set forth in Schedule 3.12(a); (B) as disclosed in the Financial Statements; and (C) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate Proceedings.

(b) With respect to each lease of real or personal property to which Insurance Group is a party as of the date hereof: (i) Insurance Group has a valid leasehold interest in such real or personal property; (ii) such lease is in full force and effect and enforceable against the parties thereto in accordance with its terms; (iii) prior to the Closing Date, all rents and other monetary amounts that have become due and payable thereunder have been paid in full in accordance with their terms; (iv) no waiver, indulgence, release, extension, or postponement of any obligations thereunder has been granted by any party thereto; (v) there exists no default or breach (or an event that, with notice or lapse of time or both, would constitute a default or breach) under such lease with respect to Insurance Group and, to the Knowledge of Insurance Group, with respect to any other party thereto; (vi) it is in compliance with all applicable zoning, land use, public health, fire safety, building code, and similar Legal Requirements applicable thereto or relating to the ownership, occupancy, or operation thereof; (vii) except as set forth in Schedule 3.12(b), the Transaction and the transactions contemplated hereby will not constitute a default or breach, or cause the termination or any modification, of such lease; and (viii) true and complete copies of real property leases have been made available to Purchaser.

(c) All real property sold, transferred, or otherwise disposed of or owned, leased, or used by Insurance Group during the past five (5) years is accurately described on Schedule 3.12(c).

3.13. Litigation and Pending Proceedings. (a) Except as set forth in Schedule 3.13(a), there are no Proceedings pending or, to the Knowledge of Insurance Group, threatened in any court or before any government agency or authority, mediator, arbitration panel, or otherwise (nor has any event occurred or circumstance arisen that may give rise to or serve as a basis for any Proceeding) as of the date hereof (i) against, by, or affecting Insurance Group; or (ii) which would prevent, delay, make illegal, or otherwise interfere with the performance of this Agreement, the other agreements contemplated hereunder, the Transaction, or the transactions contemplated hereby, or declare the same unenforceable or cause the rescission hereof.

(b) Insurance Group is not as of the date hereof (i) subject to any outstanding Order of any court, arbitration panel, or governmental agency or authority; (ii) presently charged with or, to the Knowledge of Insurance Group, under governmental investigation with respect to any actual or alleged violations of any Legal Requirement; or (iii) the subject of any pending or, to the Knowledge of Insurance Group, threatened Proceeding by any government agency or authority having jurisdiction over their respective businesses, assets, capital, properties, or operations.

(c) No director, officer, employee, agent, or representative of Insurance Group as of the date hereof is subject to any award, decision, injunction, judgment, order, directive, decree, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, arbitrator, or government agency or authority (an “Order”) that prohibits such director, officer, employee, agent, or representative from engaging in or continuing any conduct, activity, or practice relating to the business of Insurance Group.

(d) For purposes of this Agreement, the term “Proceeding” means any claim, action, proceeding, mediation, arbitration, audit, hearing, investigation, litigation, or lawsuit (whether civil, criminal, administrative, judicial, or investigative, whether formal or informal whether public or private).

3.14. Taxes, Returns, and Reports.

(a) Except as set forth in Schedule 3.14(a), beginning on January 1, 2010 and for each year thereafter, Insurance Group has filed a consolidated return as a member of an affiliated group of corporations (within the meaning of Section 1504 of the Code) with ONB as the common parent (the “Affiliated Group”) and has: (i) timely, accurately, and duly filed all material federal, state, local, and foreign Tax Returns of every type and kind required to be filed with any taxing authority, and each such Tax Return is true, accurate, and complete in all material respects; (ii) paid or otherwise adequately reserved for all material Taxes, assessments, and other governmental charges due or claimed to be due upon Insurance Group or any of its income, properties, or assets or transactions, whether or not shown on any Tax Return; and (iii) not deferred or delayed any material remittance of payments beyond the due date for such payments for any such payments or requested an extension of time for filing any Tax Return (except for any extension which is no longer in force). Insurance Group has established a reserve for Taxes adequate to cover all of Insurance Group’s Tax Liabilities for the taxable periods covered by the Financial Statements. Insurance Group does not, and will not, have any Tax Liability of any material nature for or with respect to the operation of its business, or ownership of its assets, from the date hereof up to and including the Effective Time, except to the extent set forth in the Financial Statements or as accrued or reserved on the books and records of Insurance Group. Insurance group is not currently under audit by any federal, state, local, or other taxing authority, and there is not currently pending, or, to the Knowledge of Insurance Group, likely to occur, any Proceeding, assessment, notice of deficiency or demand for payment by any taxing authority with respect to its Taxes. Except as disclosed in Schedule 3.14(a), no federal, state, or local Tax Return of Insurance Group has been audited by any taxing authority. There are no liens for Taxes nor has any levy action been taken on any of the assets of Insurance Group.

(b) The Affiliated Group has filed on a timely basis all income Tax Returns that it was required to file for each taxable period during which Insurance Group was a member of the group. All such Tax Returns were true, accurate, and complete in all material respects. All income Taxes owed by the Affiliated Group (whether or not shown on any Tax Return) have been paid for each taxable period during which Insurance Group was a member of the group. Neither Insurance Group nor any director or officer (or employee responsible for Tax matters) of any of Insurance Group and its subsidiaries has Knowledge of or expects any authority to assess any additional income Taxes against Insurance Group for any taxable period during which any of Insurance Group was a member of the Affiliated Group. There is no proposed assessment, notice of deficiency, dispute or claim concerning any income Tax Liability of the Affiliated Group for any taxable period during which Insurance Group was a member of the group either claimed or pending.

(c) With respect to Insurance Group and its business, operations, affairs, and ownership of assets: (i) all elections with respect to any Taxes affecting Insurance Group are set forth in Schedule 3.14(c); (ii) all Taxes that Insurance Group is required by law to withhold or collect have been duly withheld or collected or for which it has a fiduciary duty have been timely paid over to the IRS or appropriate governmental agencies or authorities to the extent due and payable and are not subject to any Tax Liability in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party; (iii) all deficiencies of Taxes and any corresponding interest and penalties which have been assessed, claimed, proposed, or asserted against Insurance Group have been fully paid or finally settled, and no issue has been raised in any examination which may be expected to result in the assessment, proposal, notice or assertion of a deficiency of Taxes for any other year not so examined; (iv) no facts or circumstances exist that would constitute the basis for the assessment, proposal or assertion of any deficiencies of Taxes against Insurance Group for any unexamined year or for the recharacterization of any item of income, or denial, restriction or limitation of any expense or deduction set forth on any income tax return filed by Insurance Group resulting in any Taxes payable by Insurance Group; (v) Insurance Group has complied in all material respects with all Legal Requirements relating to all Taxes; (vi) no claim exists or has been proposed, asserted, or to the Knowledge of Insurance Group, threatened or discussed, by a government agency or authority for a jurisdiction where Insurance Group files tax returns to the effect that Insurance Group is or may be subject to taxation by that governmental agency or authority or which may result in any asserted liability, assessment or deficiency; and (vii) Insurance Group has not agreed, and is not required, to make any adjustment under Section 481(a) of the Code, or any comparable provision of state, county, local, or foreign law, by reason of a change in accounting method or otherwise.

(d) Insurance Group has never been a “United States real property holding corporation” (as defined in Section 897(c) of the Code) during the applicable period specified in

Section 897(c)(1)(A)(ii) of the Code. The Transaction and the transactions contemplated hereby are not subject to the Tax withholding provisions of the Code or any other law. Insurance Group has adequately disclosed on its federal, state, county, local, and foreign income tax returns and has a reasonable basis for or is supported by substantial authority for, all positions taken therein that could, if not so disclosed or supported by substantial authority, reasonably give rise to an accuracy-related penalty under Section 6662 of the Code (or any corresponding provision of state, county, local, or foreign Tax law). Insurance Group has not engaged in any transactions that involve a “tax shelter” or in any “nondisclosed noneconomic substance” transaction as those terms are defined in Section 6662.

(e) For purposes of this Agreement, the term “Tax” (or “Taxes” where applicable) means any and all federal, state, county, local, foreign, or other income, gross receipts, capital stock, franchise, employee income withholding, foreign withholding, other withholding, social security, unemployment, disability, environmental, real property, personal property, sales, use, excise, payroll, transfer, value added, alternative, or add-on minimum or other tax, assessment, fee, or charge, including any interest, penalties, or additions to tax in respect of the foregoing, whether disputed or not. The term “Tax Liability” means any Liability (whether known, unknown, absolute, fixed, matured, unmatured, contingent, assessed, liquidated, or unliquidated, and whether due or to become due) with respect to any Taxes, including any Liability to indemnify, assume, withhold or succeed to a Tax Liability of a third party.

3.15. Affiliated Transactions. Except as set forth in Schedule 3.15, Insurance Group does not lease any assets or properties from, owe any amounts to, ONB or any other Person affiliated with ONB.

3.16. Environmental Matters. Except as set forth on Schedule 3.16, (a) and except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Insurance Group, Insurance Group is in compliance, and has complied, with all applicable federal, state, and local laws (including common law), statutes, rules, regulations, orders, decrees, permits, authorizations or legal requirements of any governmental agency as of the date hereof relating to: (i) the protection or restoration of the environment or natural resources, (ii) the handling, storage, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (iii) noise, odor, wetlands, indoor air, pollution, contamination, or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”); and (b) there are no legal, administrative, arbitral or other proceedings, claims or actions, or, to the Knowledge of Insurance Group, investigations of any governmental agency or other person pending or threatened against Insurance Group as of the date hereof of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Insurance Group of any Liability arising under any Environmental Law, and, to the Knowledge of Insurance Group, there is no reasonable basis for any such proceeding, claim, action or investigation. Insurance Group is not subject to any agreement, Order, judgment, decree, letter agreement or memorandum of agreement by or with any governmental agency or third party as of the date hereof imposing any Liability with respect to the foregoing.

3.17. Employee Benefit Plans.

(a) With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended and the regulations promulgated thereunder (“ERISA”), whether or not subject to ERISA, and each stock option, stock appreciation right, restricted stock, stock purchase, stock unit, performance share, incentive, bonus, profit-sharing, savings, deferred compensation, health, medical, dental, life insurance, disability, accident, supplemental unemployment or retirement, employment, consulting, severance or salary or benefits continuation or fringe benefit plan, program, arrangement, agreement or commitment sponsored, contributed to (or to which there is an obligation to contribute), or otherwise maintained by Insurance Group or any employer that would be treated together with the Insurance Group as a single employer within the meaning of Section 414 of the Code (an “ERISA Affiliate”), whether written or oral, in which Insurance Group participates as a participating employer or to which Insurance Group has any liability or is a party (including any such plans which within the preceding six (6) years have been terminated, merged into another plan of Insurance Group, frozen, or discontinued) (each, a “Plan” and collectively, the “Plans”), except as set forth in Schedule 3.17(a): (i) the Plans have been, in all material respects, maintained, administered, and operated in accordance with their terms and in compliance with the requirements prescribed by all applicable Legal Requirements, including ERISA, the Code, and the regulations promulgated by the United States Department of Labor and United States Treasury; (ii) the Plans intended to constitute tax-qualified plans under Section 401(a) of the Code have received favorable determination, advisory or opinion letters, as applicable, from the IRS , and to the Knowledge of Insurance Group no event has occurred and no circumstances exist that could reasonably be expected to result in revocation of any such favorable determination, advisory, or opinion letter; (iii) except as set forth in Schedule 3.17(a), neither Insurance Group nor any ERISA Affiliate thereof has filed, or is considering filing, an application under the IRS Employee Plans Compliance Resolution System or the Department of Labor’s Voluntary Fiduciary Correction Program with respect to any Plan; (iv) each Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) that the Insurance Group is a party to has been operated and administered in compliance with Section 409A of the Code and any proposed and final guidance under Section 409A of the Code; (v) except as set forth in Schedule 3.17(a), no Plan (or its related trust) holds any stock or other securities of Insurance Group or any ERISA Affiliate; (vi) except as set forth in Schedule 3.17(a), Insurance Group has not engaged in any transaction, that may subject Insurance Group, or any of the Plans, to a civil penalty imposed by Section 502 of ERISA; (vii) except as set forth in Schedule 3.17(a), to the Knowledge of Insurance Group, no prohibited transaction (as defined in Section 406 of ERISA and as defined in Section 4975(c) of the Code) has occurred with respect to any of the Plans; and (viii) except as set forth in Schedule 3.17(a), there are no Proceedings pending (other than routine claims for benefits) as of the date hereof or, to the Knowledge of Insurance Group, threatened against Insurance Group, any of the Plans, any fiduciary of any of the Plans, or the assets of any of the Plans as to which Insurance Group would have a Liability.

(b) Except as provided in Schedule 3.17(b), neither Insurance Group nor any ERISA Affiliate thereof contributes to, has an obligation to contribute to, or has any liability with respect to (i) a multiemployer plan within the meaning of ERISA Section 3(37), (ii) a multiple employer plan within the meaning of the Code or ERISA, or (iii) a Plan subject to or covered by Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.

(c) With respect to each Plan, ONB has made available to Purchaser with regard to Insurance Group true, accurate, and complete copies of the: (i) Plans and all amendments thereto and all summary plan descriptions thereof (including any modifications thereto); (ii) the three most recently filed annual report on Internal Revenue Service Form 5500-series, including any attachments thereto; (iii) the most recent actuarial valuation report; (iv) the most recent determination, advisory and/or opinion letter; and (v) any materials relating to any government investigation or audit or any submissions under any voluntary compliance procedures.

(d) Except as set forth in Schedule 3.17(d), no current or former director, officer, or employee of Insurance Group is entitled to any benefit under any Plans that are welfare benefit plans (as defined in Section 3(1) of ERISA) after termination of employment with Insurance Group, except that such individuals may be entitled to continue their group health care coverage pursuant to Section 4980B of the Code if they pay the cost of such coverage pursuant to the applicable requirements of that plan or the Code with respect thereto, whichever is applicable.

(e) Except as set forth in Schedule 3.17(e), there are no collective bargaining, employment, management, consulting, deferred compensation, reimbursement, indemnity, retirement, early retirement, severance, or similar plans or agreements, under discussion or negotiation by Insurance Group with any employee or group of employees, any member of management, or any other individual.

(f) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Insurance Group, all contributions required to be made under the terms of any of the Plans have been or will be timely made or have been reflected on the Financial Statements or accrued in the account records of the Insurance Group. No Plan has failed to satisfy the minimum funding standard within the meaning of Section 412 of the Code or Section 302 of ERISA or has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA, and no ERISA Affiliate has an outstanding funding waiver. Insurance Group has not provided, and is not required to provide, security to any Plan pursuant to Section 401(a)(29) of the Code. No Plan has been terminated and no proceedings have been instituted to terminate or appoint a trustee under Title IV of ERISA to administer any such plan. No “reportable event” (as defined in Section 4043 of ERISA) has occurred or is expected to occur as a result of the transactions contemplated by this Agreement, or otherwise, with respect to any Plan.

(g) The execution of this Agreement and the consummation of the transactions contemplated hereby do not constitute a triggering event under any Plan which (either alone or upon the occurrence of any additional or subsequent event) will or may result in any payment, “parachute payment” (as such term is defined in Section 280G of the Code), severance, bonus, retirement or job security or similar-type benefit, or increase any benefits or accelerate the payment or vesting of any benefits to any employee or former employee or director of the Insurance Group or any of the Subsidiaries and no Plan provides for the payment of severance, termination, change in control or similar-type payments or benefits.

(h) The Insurance Group and each Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (a “Company Health Plan”) (i) is currently in compliance with the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (“PPACA”), the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152 (“HCERA”), and all regulations and guidance issued thereunder (collectively, with PPACA and HCERA, the “Healthcare Reform Laws”) and (ii) has been in compliance with all applicable Healthcare Reform Laws since March 23, 2010. No event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject the Insurance Group or any Company Health Plan to penalties or excise taxes under Sections 4980D, 4980H, or 4980I of the Code or any other provision of the Healthcare Reform Laws.

3.18. Obligations to Employees. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Insurance Group, all contributions required to be made under the terms of any of the Plans have been or will be timely made or have been reflected on the Financial Statements. Neither of the Plans which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) nor any single-employer plan or any ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA, and no ERISA Affiliate has an outstanding funding waiver. Insurance Group has not provided, and is not required to provide, security to any Pension Plan or to any single-employer plan of any ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

3.19. Employee Matters. (a) Except as set forth on Schedule 3.19(a), each Business Employee of Insurance Group is an employee or independent contractor at-will whose employment or engagement and may be terminated by Insurance Group at any time, with or without cause.

(b) Schedule 3.19(b) sets forth a true, accurate, and complete list of the following information with respect to each individual who is a Business Employee on the date of this Agreement: name, title or position held, date of hire, current annual compensation (including base salary, commissions and deferred compensation), the amount of accrued bonus as of the date hereof, and accrued vacation and other paid-time-off entitlements as of the date hereof. Except as set forth in Schedule 3.19(b), all compensation (including deferred compensation, bonuses, commissions, and overtime) which was due and owed prior to the Closing Date has been or will be paid prior to the Closing Date or otherwise in accordance with the terms thereof, and any paid-time-off or vacation taken prior to the Closing Date has been or will be paid prior to the Closing Date. ONB has previously provided to Purchaser copies of all employee policies, handbooks, and manuals in effect and currently used by Insurance Group.

(c) In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Insurance Group, Insurance Group has maintained and continues to maintain true, accurate, and complete payroll, personnel, and time records for purposes of compliance with all federal and state minimum wage and overtime laws and right to work laws, including adequate documentation of the applicability of exemptions under such laws. Except as set forth in Schedule 3.19(c), Insurance Group is in compliance with all applicable Legal Requirements with respect to (i) employment and employment practices, (ii) terms and conditions of employment, (iii) wages and hours, and (iv) occupational safety and health.

(d) Except as set forth in Schedule 3.19(d), as of the date hereof there are no, and during the last three (3) years have not been any, formal, informal, or internal charges or complaints of, or any Proceedings pending or, to the Knowledge of Insurance Group, threatened involving, discrimination or harassment (including, but not limited to, discrimination or harassment based upon gender, age, marital status, race, religion, color, creed, national origin, sexual preference, handicap, or veteran status), nor is there any investigation pending or, to the Knowledge of Insurance Group, threatened before the Equal Employment Opportunity Commission or any other governmental agency or authority with respect to alleged or actual discrimination or harassment by Insurance Group or any of its present or former shareholders, directors, officers, employees, agents, or representatives.

(e) There is no arbitration proceeding or grievance pending, or to the Knowledge of Insurance Group threatened, as of the date hereof involving any of the current, former, or prospective employees of Insurance Group.

(f) Insurance Group is in compliance with the Family and Medical Leave Act, the Americans With Disabilities Act, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Civil Rights Acts of 1968 and 1991, as amended, and all laws, rules, and regulations relating to occupational health and safety as of the date hereof.

(g) For purposes of this Agreement, “Business Employee” means the employees and independent contractors of Insurance Group.

3.20. Clients. Except as set forth in Schedule 3.20, all insurance business is a direct account of Insurance Group, and no third party (including any Business Employee) owns or otherwise has any right, title, or interest in or to the book of insurance business of Insurance Group or the revenues derived therefrom.

3.21. Insurance. Set forth in Schedule 3.21 is a list and brief description of all policies of insurance covering the properties and operations (including errors and omissions, property and casualty insurance, and workers compensation insurance) owned or held by Insurance Group on the date hereof or with respect to which Insurance Group pays any premiums. Except as set forth on Schedule 3.21, each such policy is in full force and effect and all premiums due thereon have been paid when due, and a true, accurate, and complete copy thereof has been made available to Purchaser prior to the date hereof.

3.22. Intellectual Property. (a) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Insurance Group, Insurance Group

owns all right, title, and interest in and to, or is licensed or otherwise possesses the legal rights to use, all Intellectual Property used by Insurance Group, in each case free and clear of all Encumbrances. Schedule 3.22(a) sets forth a list of all material owned or licensed Intellectual Property. None of the Intellectual Property owned by Insurance Group has been registered or is the subject of an application for registration with any governmental agency.

(b) To the Knowledge of Insurance Group, (i) Insurance Group does not infringe, misappropriate, or otherwise violate any Intellectual Property rights of any third party; (ii) there are no Proceedings, pending or threatened alleging that Insurance Group’s use of the Intellectual Property infringes, misappropriates, or otherwise violates the Intellectual Property rights of any third party; and (iii) no third party (including any current or former employee of Insurance Group) infringes, misappropriates, or otherwise violates any Intellectual Property owned by Insurance Group; except (in the case of clauses (i) and (iii) above) as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Insurance Group.

(c) For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; copyrights and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

3.23. Licenses and Permits. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Insurance Group, Insurance Group, and each director, officer, employee, agent, and representative of Insurance Group possesses and holds all licenses, franchises, permits, certificates, and other authorizations (collectively, the “Permits”) necessary for the continued conduct of its business without interference or interruption and for the continued lawful performance of such individual’s duties on behalf of Insurance Group. A copy of each such Permit is set forth in Schedule 3.23 and, except as set forth on Schedule 3.23, shall remain in full force and effect in accordance with their respective terms from and after the Closing Date, without any restrictions or limitations thereon or the need to obtain any consents or approvals of any government agencies or authorities or any other third parties. No such Permit, or any renewal thereof, will be terminated, revoked, suspended, limited, or modified in any respect as a result of the Transaction or the transactions contemplated hereby. Except as otherwise disclosed on Schedule 3.23 and except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Insurance Group, Insurance Group has been in compliance with all such Permits, and Insurance Group has not received notice of any violation or alleged violation of, and is not subject to a Liability for past or continuing violation of, any Permit.

3.24. No Third Party Consents. (a) Except for the filing under the HSR Act and as set forth in Schedule 3.24(a), and except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Insurance Group, no consent, approval, authorization, clearance, or waiver of or any filing with or notice to any Person or third party or any government agency or authority is required for the execution, delivery, and performance by Insurance Group or ONB of this Agreement, the other agreements contemplated hereunder, the Transaction, or the transactions contemplated hereby.

(b) For purposes of this Agreement, “HSR Act” means §7A of the Clayton Act (Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and the rules and regulations promulgated thereunder.

3.25. Restrictive Agreements. Except as set forth in Schedule 3.25, Insurance Group is not a party to or bound by any Contract which limits or restrains its ability to engage in any line of business in which Insurance Group competes or which would prohibit Insurance Group from conducting its business as heretofore conducted.

3.26. Compliance with Laws. Except as set forth on Schedule 3.26, and except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Insurance Group, neither Insurance Group nor any of the employees of Insurance Group has engaged in any activity or taken or omitted to take any action which has resulted in the violation of any Legal Requirement, or in the violation of any Order of any court or government agency or authority that would result in any Liability to Insurance Group.

3.27. Absence of Changes. Since December 31, 2015, except as set forth on Schedule 3.27:

(a) No event or events have occurred that have had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Insurance Group;

(b) except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, Insurance Group has carried on its businesses in all material respects in the ordinary course and consistent with past practice;

(c) Insurance Group has not incurred any liabilities of any nature other than items incurred in the regular and ordinary course of business, consistent with past practice, or increased, decreased or otherwise changed (or experienced any change in the assumptions underlying or the methods of calculating) any bad debt, contingency, or other reserve, other than in the ordinary course of business consistent with past practice;

(d) Insurance Group has not paid, discharged, or satisfied any lien or liability other than the payment, discharge, or satisfaction in the ordinary course of business consistent with past practice of liens or liabilities of the type reflected or reserved against in the Financial Statements or which were incurred since December 31, 2015 in the ordinary course of business consistent with past practice;

(e) Insurance Group has not permitted, allowed, or suffered any of its assets or properties (real, personal or mixed, tangible or intangible) to be subjected to any lien other than Permitted Encumbrances;

(f) Insurance Group has not canceled any debts or waived any claims or rights in excess of Ten Thousand and No/100 Dollars ($10,000.00) individually or Twenty-Five Thousand and No/100 Dollars ($25,000.00) in the aggregate;

(g) Insurance Group has not disposed of or permitted to lapse any right to the use of any intellectual property owned by Insurance Group or used in the business of Insurance Group or disposed of or, to the Knowledge of Insurance Group and ONB, disclosed to any Person not authorized to have such information any of such intellectual property not previously a matter of public knowledge or existing in the public domain;

(h) Insurance Group has not made any material capital expenditure or commitment for additions to property, plant, equipment, intangible, or capital assets or for any other purpose, other than for emergency repairs or replacement;

(i) Insurance Group has not incurred any Long-Term Liability;

(j) Insurance Group has not paid, loaned, distributed or advanced any amounts to or sold, transferred, or leased any assets or properties (real, personal or mixed, tangible or intangible) to or purchased, leased, licensed, or otherwise acquired any assets or properties from, or entered into any other agreement or arrangement with (i) any Related Person of the Company, or (ii) any Person Controlling, Controlled By or Under Common Control With any such Related Person, except compensation of officer and employees of Insurance Group and its Subsidiaries and reimbursement of properly incurred expenses in each case in the ordinary course of business;

(k) Insurance Group has not sold, transferred, or otherwise disposed of any of its assets or properties, except in the ordinary course of business consistent with past practice;

(l) Insurance Group has not granted or incurred any obligation for any increase in the compensation of any officer or employee of Insurance Group except for raises to employees in the ordinary course of business consistent with past practice, or adopted, modified or amended any of the Plans to increase benefits provided thereunder or having the effect of increasing the cost thereof;

(m) Insurance Group has not made any change in any method of accounting or accounting principle, practice, or policy;

(n) Insurance Group has not suffered any casualty loss or damage in excess of Ten Thousand and No/100 Dollars ($10,000.00) in the aggregate (whether or not insured against);

(o) Insurance Group has not made or agreed to make any charitable contributions or incurred or agreed to incur any non-business expenses in excess of Ten Thousand and No/100 Dollars ($10,000.00) in the aggregate;

(p) As of the date hereof, Insurance Group has not suffered any loss of, or agreed to a material reduction in fees from, a client or customer relationship from which Insurance Group collected fees and revenues in excess of Ten Thousand and No/100 Dollars ($10,000.00) in the last twelve months from the date hereof;

(q) Insurance Group has not amended any provision of the Articles of Incorporation or By-Laws of Insurance Group or changed any of its authorized or issued capital stock; and

(r) Insurance Group has not agreed, so as to legally bind Insurance Group whether in writing or otherwise, to take any of the actions set forth in this Section 3.27 and not otherwise expressly permitted by this Agreement.

“Control” “Controlling” “Controlled By” and “Under Common Control With” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and shall be construed as such term is used in the rules promulgated under the Securities Act.

“Current Liabilities” means the current liabilities of Insurance Group and its Subsidiaries on a consolidated basis, determined in accordance with GAAP, including (a) unpaid transaction expenses incurred in connection with the preparation, execution, and performance of this Agreement and the transactions contemplated by this Agreement, whether consummated or not, (b) customary premium accounts payable to insurance carriers incurred in the ordinary course of business, and (c) deferred tax liabilities (regardless of whether or not such deferred tax liabilities would otherwise be classified as current liabilities under GAAP or otherwise).

“Long-Term Liability” means any liability required to be disclosed on a balance sheet prepared in accordance with GAAP other than the Current Liabilities.

“Material Interest” means direct or indirect “beneficial ownership” (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended, without regard to the 60-day period referred to in Rule 13d-3(d)(i)) of two percent (2%) or more of any class of securities in an entity.

“Related Person” means with respect to a particular individual: (i) each other member of such individual’s family; (ii) any Person that is directly or indirectly Controlled By any one or more members of such individual’s family; (iii) any Person in which members of such individual’s family hold (individually or in the aggregate) a Material Interest; and (iv) any Person with respect to which one or more members of such individual’s family serves as a director, officer, partner, executor or trustee (or in a similar capacity). With respect to a specified Person other than an individual: (I) any Person that directly or indirectly Controls, is directly or indirectly Controlled By or is directly or indirectly Under Common Control With such specified Person; (II) any Person that holds a Material Interest in such specified Person; (III) each Person that serves as a director, officer, partner, executor or trustee of such specified Person (or in a similar capacity); (IV) any Person in which such specified Person holds a Material

Interest; and (V) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity). The family of an individual includes (A) the individual, (B) the individual’s spouse, (C) any other natural person who is the parent, child, grandparent, grandchild or sibling of the individual or the individual’s spouse, and (D) any other natural person who resides with such individual.

3.28. Broker’s, Finder’s, or Other Fees. Except as set forth on Schedule 3.28, no agent, broker, or other person acting on behalf of Insurance Group or ONB or under any authority of Insurance Group or ONB are or shall be entitled to any commission, broker’s, or finder’s fee or any other form of compensation or payment from any of the parties hereto relating to the Transaction or the transactions contemplated hereby. The fees set forth on Schedule 3.28 shall be paid by Insurance Group prior to the Effective Time.

3.29. Indemnification Agreements. (a) Insurance Group is not a party to any indemnification, indemnity, or reimbursement Contract to indemnify any present or former shareholder, director, officer, employee, agent, or representative against Liability or hold the same harmless from Liability, other than as expressly provided in the Articles of Incorporation or By-Laws of Insurance Group.

(b) No claims have been made against or filed with Insurance Group as of the date hereof, nor have, to the Knowledge of Insurance Group, any claims been threatened against Insurance Group, for indemnification against Liability or for reimbursement of any costs or expenses incurred in connection with any Proceeding by any present or former shareholder, director, officer, employee, agent, or representative of Insurance Group.

3.30. Trade Relations. Except as set forth on Schedule 3.30, neither Insurance Group nor ONB has as of the date hereof received any notice of a threatened termination, cancellation or limitation of, or material modification or change in, the business relationship of Insurance Group or any Subsidiary, or the business of Insurance Group or any Subsidiary, with any customer, supplier or insurance carrier and, to the Knowledge of Insurance Group, there exists no present condition or state of fact or circumstances that would have a Material Adverse Effect on the ability of Insurance Group and its Subsidiaries to conduct its business relationships or business with its customers, suppliers or insurance carriers, taken as a whole, in the same manner as heretofore conducted by Insurance Group and such Subsidiaries.

3.31. Privacy of Customer Information. Each of Insurance Group and the Subsidiaries has complied with all contracts, privacy policies and applicable Legal Requirements regarding personal, private, health or financial information, including personally identifiable information, about current, former and prospective employees, customers, consumers or other natural persons that is or has been collected, processed or stored by Insurance Group or the Subsidiaries (“Personal Data”). As of the date of this Agreement, to the Knowledge of Insurance Group, each agent of Insurance Group or the Subsidiaries has complied with all such contracts, privacy policies and applicable Legal Requirements regarding Personal Data. As of the date of this Agreement, no customer, consumer or employee of Insurance Group or the Subsidiaries has made any claim, or otherwise asserted, to Insurance Group or the Subsidiaries in writing or to the

Knowledge of Insurance Group that Insurance Group or the Subsidiaries or an agent of Insurance Group or the Subsidiaries has breached any confidentiality or security obligation, violated any privacy policies, failed to fulfill obligations under any contract relating to data security or privacy, misappropriated any information or violated any Legal Requirement pertaining to Personal Data. Neither Insurance Group nor the Subsidiaries has received any written inquiries from or been subject to any audit or other legal proceeding by any governmental agency, regarding compliance with its privacy policy or any Legal Requirement pertaining to Personal Data. Insurance Group and the Subsidiaries have established and are in compliance in all material respects with, and to the Knowledge of Insurance Group, each third-party vendor of Insurance Group or the Subsidiaries has established and is compliance in all material respects with: (i) commercially reasonable security programs designed to protect (A) the integrity, security and confidentiality of information processed and transactions executed through any servers, computer hardware, networks, software (whether embodied in software, firmware or otherwise), databases, telecommunications systems, data centers, storage devices, voice and data network services interfaces and related systems maintained by or on behalf of Insurance Group or the Subsidiaries (“Computer Systems”), and (B) the integrity, security and confidentiality of all confidential or proprietary data and Personal Data in its possession; and (ii) commercially reasonable security policies and privacy policies that comply with all applicable Legal Requirements. Except as set forth on Schedule 3.31, neither Insurance Group, the Subsidiaries, nor, to the Knowledge of Insurance Group, any third-party vendor of Insurance Group or the Subsidiaries has (i) to the Knowledge of Insurance Group, suffered a security incident or breach with respect to its data or Computer Systems any part of which occurred since the date that is three (3) years prior to the date of this Agreement or (ii) been required pursuant to any Legal Requirement to notify customers, consumers or employees of any information security incident or breach related to the Personal Data of such customers, consumers or employees.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

For the purpose of this Agreement, a Material Adverse Effect on Purchaser means any effect that (i) is material and adverse to the financial position, results of operations, or business of Purchaser and its parent and affiliates taken as a whole, or (ii) would materially impair the ability of Purchaser to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Transaction and the transactions contemplated hereby; provided, however, that Material Adverse Effect on Purchaser shall not include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental agencies and authorities, (b) changes in generally accepted accounting principles (“GAAP”) or regulatory accounting requirements applicable to banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Transaction or restructuring charges taken in connection with the Transaction, in each case in accordance with GAAP, (d) changes in general level of interest rates or conditions or circumstances that affect the banking industry generally, (e) general economic conditions, (f) economic conditions of the industries in which Purchaser or Insurance Group participates, (g) the taking of any action pursuant to this Agreement and the other agreements contemplated hereby, or (h) the public announcement of this Agreement or the consummation of the transactions contemplated hereby.

Purchaser hereby represents and warrants to Insurance Group and ONB as follows:

4.01. Organization and Authority. Purchaser is a corporation duly organized and validly existing under the laws of the State of Delaware, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

4.02. Authorization. (a) Purchaser has the requisite power and authority to enter into this Agreement and to carry out their respective obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Section 7.01. As of the date hereof, Purchaser is not aware of any reason why the conditions set forth in Section 7.01 will not be satisfied in a timely manner and without the imposition of a condition, restriction, or requirement of the type described in Section 7.01. This Agreement and the other agreements contemplated hereunder and their execution and delivery by Purchaser has been duly authorized by its Board of Directors. Assuming due execution and delivery by ONB and Insurance Group, this Agreement constitutes a valid and binding obligation of Purchaser, subject to the conditions precedent set forth in Section 7.01, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, reorganization, liquidation, moratorium, readjustment of debt, or other laws of general application relating to or affecting the enforcement of creditors’ rights.

(b) Other than in connection or in compliance with corporation statutes and federal and state securities laws, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by, or consent, authorization, or approval of any governmental agency or body is necessary for the consummation by Purchaser of the Transaction or the transactions contemplated hereby, except filings required under the HSR Act.

4.03. Shareholder Approval. Approval by the shareholders of Purchaser of the Transaction or for any other actions contemplated by this Agreement is not required.

4.04. Financial Statements and Reports. (a) Purchaser has delivered to Insurance Group copies of the following financial statements and reports of Purchaser and its subsidiaries, including the notes thereto (collectively, the “Purchaser Financial Statements”):

(i)	Consolidated Balance Sheets and related Consolidated Statements of Income and Consolidated Statements of Changes in Stockholders’ Equity of Purchaser as of and for the years ended December 31, 2014 and 2015, and for the period ended February 29, 2016; and

(ii)	Consolidated Statements of Cash Flows of Purchaser for the years ended December 31, 2014 and 2015.

(b) The Purchaser Financial Statements fairly present the consolidated financial position of Purchaser and its subsidiaries as of and at the dates shown and the consolidated results of operations for the periods covered thereby. The Purchaser Financial Statements described in clauses (i) and (ii) above, which consist of fiscal year-end information, are unaudited financial statements and have been prepared in conformance with GAAP applied on a consistent basis except as may otherwise be indicated in any accountants’ notes or reports with respect to the Financial Statements. The Purchaser Financial Statements do not include any assets, liabilities, or obligations or omit to state any assets, liabilities, or obligations, absolute or contingent, or any other facts, which inclusion or omission would render any of the Purchaser Financial Statements false, misleading, or inaccurate in any respect.

4.05. Broker’s, Finder’s or Other Fees. Except for reasonable fees of Purchaser’s attorneys and accountants and investment bankers, no agent, broker, or other person acting on behalf of Purchaser or under any authority of Purchaser is or shall be entitled to any commission, broker’s, or finder’s fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Transaction contemplated hereby.

4.06. Absence of Changes. Since December 31, 2015, no event or events have occurred that have had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser.

4.07. Financing. Purchaser has commitments for all funds necessary to satisfy its obligations hereunder.

4.08. Purchaser Intent. The Purchaser is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. The Purchaser acknowledges that the Shares are not registered under the Securities Act of 1933, as amended, or any state securities laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. The Purchaser is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

4.09. Solvency. Upon the Closing and consummation of the Transaction, (a) Purchaser will not be insolvent, (b) Purchaser will not be left with unreasonably small capital, and (c) Purchaser will not have incurred debts beyond its ability to pay such debts as they mature.

SECTION 5

COVENANTS OF ONB AND INSURANCE GROUP

ONB and Insurance Group each covenants and agrees with Purchaser as follows:

5.01. Information, Access Thereto, Confidentiality. Purchaser and its agents and representatives shall, on reasonable notice and during normal business hours prior to the Effective Time, have full and continuing access to the properties, facilities, operations, books, and records of Insurance Group. Purchaser and its agents and representatives may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records, and properties of Insurance Group and of its financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties, and other matters; provided, however, that such access or investigation shall not interfere with the normal business operations of Insurance Group. Upon request, Insurance Group shall furnish Purchaser or its agents or representatives, its attorneys’ responses to external auditors’ requests for information, management letters received from its external auditors, and such financial, loan, and operating data and other information reasonably requested by Purchaser which has been or is developed by Insurance Group, its auditors, accountants, or attorneys (provided, with respect to attorneys, such disclosure (i) would not result in the waiver by Insurance Group or ONB of any claim of attorney-client privilege, and (ii) shall not include information related to the Transaction or the transactions contemplated hereby), and will permit Purchaser and its agents or representatives to discuss such information directly with any Person performing auditing or accounting functions for Insurance Group, and such auditors and accountants shall be directed to furnish copies of any reports or financial information as developed to Purchaser or its agents or representatives. No investigation by Purchaser or its agents or representatives shall affect the representations and warranties made by ONB. Any confidential information or trade secrets received by Purchaser or its agents or representatives in the course of such examination (whether conducted prior to or after the date of this Agreement) shall be treated confidentially and in accordance with the Confidentiality Agreement.

5.02. Preservation of Business. On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as provided herein, Insurance Group shall: (a) carry on the business of Insurance Group substantially in the manner as is presently being conducted and in the ordinary course of business; (b) use reasonable best efforts to preserve its business organization intact, keep available the services of the present directors, officers, and employees, and preserve their present relationships with clients and Persons having business dealings with each of them; (c) maintain all of the properties and assets that Insurance Group owns or utilizes in good operating condition and repair, reasonable wear and tear excepted, and maintain insurance upon such properties and assets in amounts and kinds comparable to that in effect on the date of this Agreement; (d) maintain the books, records, and accounts of Insurance Group in the usual, regular, and ordinary manner, on a basis consistent with prior years and in compliance with all Legal Requirements applicable to them; (e) not knowingly do or fail to do anything which will cause a breach of, or default in, any Contract to which Insurance Group is a party or is otherwise subject or bound; and (f) otherwise report, as requested by Purchaser, periodically to Purchaser concerning the status of the business, operations, and finances of Insurance Group. ONB will provide prompt written notice to Purchaser if ONB or the Insurance Group receives any notice of a threatened termination, cancellation or limitation of, or material modification or change in, the business relationship of Insurance Group or any Subsidiary, or the business of Insurance Group or any Subsidiary, with any customer with revenues in excess of $10,000 during the twelve months prior to the date hereof, supplier or insurance carrier after the date hereof.

5.03. Conduct of Business. (a) On and after the date of this Agreement, and until the Effective Time or until this Agreement shall be terminated as herein provided, Insurance Group shall not, without the prior written consent of Purchaser, do the following:

(i)	make any changes to the capital stock accounts of Insurance Group (including any stock split, stock dividend, recapitalization, or reclassification);

(ii)	authorize a class of stock or issue, or authorize the issuance of, securities other than or in addition to the issued and outstanding Insurance Group Common Stock as set forth in Section 3.03;

(iii)	distribute or pay any dividends on the Shares, other than cash dividends paid in the ordinary course of business, except as provided by Section 5.11;

(iv)	redeem, transfer, convey, or sell any of the Shares;

(v)	merge, combine, or consolidate or effect a share transaction with or sell the assets of Insurance Group or any of their securities to any other Person or enter into any other similar transaction not in the ordinary course of business;

(vi)	purchase any assets or securities or assume any Liabilities of another Person, other than items incurred in the regular and ordinary course of business, consistent with past practice, or increase, decrease or otherwise change the assumptions underlying or the methods of calculating any bad debt, contingency, or other reserve, other than in the ordinary course of business consistent with past practice;

(vii)	permit, allow, or suffer any of its assets or properties (real, personal or mixed, tangible or intangible) to be subjected to any lien other than Permitted Encumbrances;

(viii)	make any loan or commitment to lend money;

(ix)	acquire or dispose of any personal property or acquire any real property or fixed asset constituting a capital investment in excess of Ten Thousand and No/100 Dollars ($10,000.00) individually or Twenty-Five Thousand and No/100 Dollars ($25,000.00) in the aggregate;

(x)	subject any of its properties or assets to an Encumbrance, except for Tax and other liens which arise by operation of law and with respect to which payment is not past due or is being contested in good faith by appropriate Proceedings;

(xi)	promote to a new position or increase the rate of compensation or enter into any agreement to promote to a new position or increase the rate of compensation, of any shareholder, director, officer, or employee of Insurance Group (except for promotions and compensation increases in the ordinary course of business and in accordance with past practices and established employment policies of Insurance Group);

(xii)	except pursuant to this Agreement, execute, create, institute, modify, amend, or terminate (except with respect to any amendments to the Plans required by law, rule, or regulation) any Plan or collective bargaining agreement; any group insurance or health contract or policy; or any other plan, agreement, or understanding for current or former directors, officers, or employees of Insurance Group; or change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination of pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or the terms of any of the foregoing;

(xiii)	modify, amend, or institute new employment policies or practices, or enter into, renew, or extend any Plan, employment, indemnity, reimbursement, consulting, compensation, or severance agreements with respect to any present or former shareholders, directors, officers, or employees of Insurance Group;

(xiv)	hire or employ any new or additional employees of Insurance Group, except those which are reasonably necessary for the proper operation of Insurance Group;

(xv)	elect or appoint any directors or officers of Insurance Group who are not presently serving in such capacities;

(xvi)	enter into any new line of business other than the business as currently conducted by Insurance Group;

(xvii)	amend, modify, or restate the Articles of Incorporation or By-Laws of Insurance Group from those in effect on the date of this Agreement and as delivered to Purchaser hereunder;

(xviii)	give, dispose of, sell, convey, or transfer; assign, hypothecate, pledge, or encumber; or grant a security interest in or option to or right to acquire any shares of capital stock or substantially all of the assets of Insurance Group, or enter into any agreement or commitment relative to the foregoing;

(xix)	fail to accrue, pay, discharge, or satisfy any or all debts, Liabilities, or expenses, including trade payables, incurred in the ordinary course of business as such debts, Liabilities, or expenses become due;

(xx)	except for (A) obligations disclosed within this Agreement or the Disclosure Schedules, (B) trade payables and similar Liabilities incurred in the ordinary course of business, (C) the payment, discharge, or satisfaction in the ordinary course of business of Liabilities reflected in the Financial Statements, Insurance Group, and (D) inter-company accounts/agreements, shall not (I) borrow any money, (II) incur any indebtedness, or (III) incur any Liability (whether absolute, accrued, contingent or otherwise), in an aggregate amount exceeding Twenty-Five Thousand and No/100 Dollars ($25,000.00);

(xxi)	open, close, move, or expand or diminish, renovate, alter, or change any of its offices;

(xxii)	pay or commit to pay any management or consulting or other similar type of fees, except in the ordinary course of business;

(xxiii)	guarantee any debt or obligation of any shareholder or any other Person;

(xxiv)	change any of the terms of, or amend, modify, or restate, any Contract or employee benefit plan to which Insurance Group is bound or subject or pursuant to which Insurance Group receives or may receive any benefits or makes or may make any payments, which has or would reasonably be expected to have a Material Adverse Effect on Insurance Group;

(xxv)	dispose of or permit to lapse any right to the use of any intellectual property owned by Insurance Group or used in the business of Insurance Group or dispose of or, to the Knowledge of Insurance Group and ONB, disclose to any Person not authorized to have such information any of such intellectual property not previously a matter of public knowledge or existing in the public domain;

(xxvi)	pay, loan, distribute or advance any amounts to or sell, transfer, or lease any assets or properties (real, personal or mixed, tangible or intangible) to or purchase, lease, license, or otherwise acquire any assets or properties from, or enter into any other agreement or arrangement with (i) any Related Person of Insurance Group, or (ii) any Person Controlling, Controlled By or Under Common Control With any such Related Person, except compensation of officers and employees of Insurance Group and its Subsidiaries and reimbursement of properly incurred expenses in each case in the ordinary course of business;

(xxvii)	make any change in any method of accounting or accounting principle, practice, or policy;

(xxviii)	make or agree to make any charitable contributions or incur or agree to incur any non-business expenses in excess of Ten Thousand and No/100 Dollars ($10,000.00) in the aggregate; or

(xxix)	taken any other action which is not either in the ordinary course of business and consistent with past practice or expressly provided for in this Agreement.

(b) Insurance Group shall maintain, or cause to be maintained, in full force and effect, insurance on its assets, properties, and operations, and errors and omissions insurance on its employees, in such amounts and with regard to such Liabilities and hazards insured by Insurance Group as of the date of this Agreement.

5.04. Press Releases. Except as required by law or except with the prior written consent of all of the parties hereto (which consent shall not be unreasonably withheld), neither Insurance Group nor ONB shall issue any news or press release or make any other public announcement or disclosure relating to the Transaction or the transactions contemplated hereby.

5.05. Other Negotiations. On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, except with the prior written approval of Purchaser, Insurance Group and ONB shall not, and their respective directors, officers, employees, agents, or representatives to (ONB collectively with Insurance Group and all such persons and entities, the “Seller Group”), directly or indirectly, initiate, solicit, encourage, provide information to, discuss with, or negotiate with any Person or group concerning any merger, consolidation, share transaction, combination, purchase, or sale of substantial assets, sale of capital stock (or securities convertible or transactionable into or otherwise evidencing, or any agreement or instrument evidencing the right to acquire, capital stock), or similar transaction relating to Insurance Group to which Insurance Group or ONB or may become a party (an “Acquisition Proposal”). ONB agrees to notify Purchaser within forty-eight (48) hours if any member of the Seller Group receives any indications of interest, requests for information, or offers in respect of an Acquisition Proposal and will communicate to Purchaser in reasonable detail the terms of any such indication, request, or offer, and will provide Purchaser with copies of all written communications relating to any such indication, request, or offer.

5.06. Subsequent Financial Statements. As soon as reasonably available after the date of this Agreement until the Closing Date, and in any event within ten (10) business days after the end of the applicable month, Insurance Group shall deliver to Purchaser the monthly unaudited balance sheets and profit and loss or income statements of Insurance Group prepared for its internal use, and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, “Subsequent Financial Statements”). The Subsequent Financial Statements shall be prepared on a basis consistent with past accounting practices and shall fairly present the financial condition and results of operations as of the dates and for the periods presented, subject to year-end audit adjustments and the absence of footnotes for Interim Statements.

5.07. Employee Benefit Plans. (i) Purchaser shall not be obligated to assume, continue or maintain any of the Plans, and (ii) no assets or liabilities of the Plans shall be transferred to, or assumed by, Purchaser or Purchaser’s benefit plans, except as provided in Section 6.06. Prior to the Effective Time, ONB and/or Insurance Group shall take all necessary actions to (I) terminate Insurance Group’s participation in any Plan effective immediately prior to the Effective Time, (II) permit Continuing Employee participants in the Old National Bancorp Employee Stock Ownership and Savings Plan (the “ONB KSOP”) to rollover the vested account balances, including any outstanding loans, of employees of the Insurance Group who continue employment with Purchaser following the Closing (“Continuing Employees”) from such Plan to a plan of Purchaser that is qualified under Section 401(a) of the Code as soon as administratively practicable following the Effective Time, and (III) provide that Continuing Employees have a fully vested and nonforfeitable interest in their entire respective account balances under the ONB KSOP as of the Effective Time, to the extent not already vested. At the Closing, ONB and/or Insurance Group shall provide to Purchaser executed copies of the resolutions authorizing the actions required by this Section 5.07.

5.08. Adverse Actions. Insurance Group and ONB shall not knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Transaction set forth in Section 7.01 not being satisfied, (iii) a material violation of any provision of this Agreement, or (iv) a delay in the consummation of the Transaction except, in each case, as may be required by applicable law or regulation.

5.09. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, Insurance Group shall use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or desirable, or advisable under applicable laws, so as to permit consummation of the Transaction as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with Purchaser to that end.

(b) Without limiting the generality of the foregoing, the Insurance Group and the Purchaser shall, prior to or promptly after the date of this Agreement, prepare and file the notifications required under the HSR Act in connection with the Transaction. The Insurance Group and the Purchaser shall respond as promptly as practicable to (a) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentations and (b) any inquiries or requests received from any state attorney general or other governmental agency or authority in connection with antitrust or related matters. Each of Insurance Group and the Purchaser shall (i) give the other parties prompt notice of the commencement of any legal proceeding by or before any governmental agency or authority with respect to the Transaction or any of the other transactions contemplated by this Agreement, (ii)

keep the other party informed as to the status of any such legal proceeding and (iii) promptly inform the other party of any communication to or from the Federal Trade Commission, the Department of Justice or any other governmental agency or authority regarding the Transaction. Insurance Group and the Purchaser will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any legal proceeding under or relating to the HSR Act or any other federal or state antitrust or fair trade law.

5.10. E&O Tail.

(a) ONB shall purchase, at its own cost and expense, an extended reporting period endorsement to Insurance Group’s existing professional liability (errors and omissions) insurance policies listed in Schedule 3.21 (each, an “E&O Tail” and collectively, the “E&O Tails”). Each E&O Tail (i) will extend for a period of at least three (3) years following the Closing Date, the period during which a claim may be made under such policy for acts and omissions alleged to have occurred prior to the Effective Time, (ii) will have per claim and aggregate limits of at least the amount of such limits set forth on Schedule 3.21 with respect to each such professional liability insurance policy, and (iii) will have per claim and aggregate deductibles of no more than the amount of such deductibles set forth on Schedule 3.21 with respect to each such professional liability insurance policy.

(b) If any errors and omissions insurance claim is asserted against the Purchaser or Insurance Group arising out of or relating to any action, inaction, event or condition that occurred or existed prior to the Effective Time, ONB shall be responsible for any deductible payment required under the E&O Tails with respect to such claim.

(c) If, after the third anniversary of the Closing Date and prior to the sixth anniversary of the Closing Date, ONB no longer carries D&O insurance that would provide coverage for the directors and officers of Insurance Group for acts and omissions occurring prior to Closing Date, then ONB will provide Purchaser with such reasonable assistance and information as is necessary to permit Insurance Group to acquire tail coverage (at the expense of the Insurance Group).

5.11. Transfer of Excluded Assets. Notwithstanding anything in this Agreement to the contrary, concurrently or immediately prior to the Effective Time, ownership of the assets listed on Exhibit F (“Excluded Assets”) shall be transferred to ONB.

5.12. Exclusive Broker. Purchaser and ONB shall enter into an exclusive agreement to use the services of Insurance Group to procure ONB’s insurance substantially in the form of Exhibit B.

5.13. Branch Referral. Purchaser and ONB shall enter into a Branch Referral Agreement substantially in the form of Exhibit C.

5.14. Settlement of Inter-Company Balances. Prior to Closing, Insurance Group and ONB shall settle all inter-company balances.

5.15. Restrictive Covenants.

(a) For a period of five (5) years commencing on the Effective Time (the “Restricted Period”), ONB shall not, and shall not permit any of its affiliates to, directly or indirectly, (i) engage in or assist others in engaging in the insurance business in the United States (the “Restricted Territory”); or (ii) have an interest in any Person that engages directly or indirectly in the insurance industry in the Restricted Territory in any capacity, including as a partner, shareholder, member, employee, independent contractor, principal, agent, trustee or consultant.

(b) During the Restricted Period, ONB shall not, and shall not permit any of its affiliates to, directly or indirectly: (i) hire or solicit any employee or independent contractor of Insurance Group, (ii) encourage any such employee or independent contractor to leave such employment or independent contractor relationship, or (iii) hire or solicit any former employee or independent contractor of Insurance Group within one hundred eighty (180) days from the date of termination of such employee’s or independent contractor’s employment or independent contractor relationship.

(c) During the Restricted Period, ONB shall not, and shall not permit any of its affiliates to, directly or indirectly, induce or attempt to induce any customer or prospective customer, supplier, or other business relation of Insurance Group to cease doing business with Insurance Group or in any other way interfere with Insurance Group’s relationship between any such customer or prospective customer, supplier, or other business relation of Insurance Group.

(d) ONB acknowledges that a breach or threatened breach of this Section 5.15 could give rise to irreparable harm to Purchaser, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by ONB of any such obligations, Purchaser shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to seek equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(e) ONB acknowledges that the restrictions contained in this Section 5.15 are reasonable and necessary to protect the legitimate interests of Purchaser and constitute a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated by this Agreement. If any covenant contained in this Section 5.15 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable law. The covenants contained in this Section 5.15 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

(f) Notwithstanding anything herein to the contrary, it shall not be a breach of the covenants contained in Section 5.15(a) for ONB to (i) own, directly or indirectly, solely as a passive investment, securities of any entity traded on any national securities exchange if ONB is not a controlling person of or a member of a group which controls such entity and does not own a Material Interest in such entity, and (ii) acquire or merge with any bank holding company which, prior to such acquisition or merger, has a subsidiary that is engaged in the insurance agency business (an “Acquired Insurance Subsidiary”), so long as (1) ONB itself and its subsidiaries (other than the Acquired Insurance Subsidiary or its successor) do not engage in the insurance business, and (2) the Acquired Insurance Subsidiary does not use the ONB platform to conduct its insurance business (including by marketing to ONB customers, using ONB customer lists, or using ONB locations other than locations that were previously used by the Acquired Insurance Subsidiary prior to the acquisition of the Acquired Insurance Subsidiary by ONB), or (iii) directly or indirectly sell individual annuities, individual life insurance, individual long-term care insurance, or similar products for individuals offered in connection with ONB’s individual retirement planning and investment services (the “Permitted Products and Services”).

(g) If ONB consummates a merger, reorganization, or consolidation in which the shareholders of ONB immediately prior to the transaction own, in the aggregate, less than 50% of the combined voting power of the resulting entity (an “Acquisition”), then the acquiring entity and its affiliates (the “Acquiror”) will not be subject to the restrictions of this Section 5.15, except as follows (i) the restrictions in Section 5.15(a) will apply to (and be limited to) the office and branch locations of ONB existing at the time of the closing of the Acquisition, (ii) the Acquiror must not use the customer list of Insurance Group existing at the time of the Closing Date to solicit insurance products or services (other than the Permitted Products and Services), (iii) the Acquiror will be subject to the restrictions set forth in Section 5.15(b), except when such employees and independent contractors are performing services for Insurance Group primarily outside of the State of Indiana, Louisville, Kentucky, and Danville, Illinois, (iv) none of the employees of ONB as of the date of closing of the Acquisition may be engaged in any of the activities otherwise prohibited under this Section 5.15, and (v) the Acquiror may not use the “Old National” brand to engage in any activities that would otherwise be restricted in this Section 5.15.

5.16. Confidentiality and Non-Solicitation Agreements. ONB and Insurance Group will use good faith efforts to cause the Employees of Insurance Group listed on Schedule 5.16 (and any Employees hired by Insurance Group after the date hereof) to execute and deliver the confidentiality and non-solicitation agreements substantially in the form of Exhibit D.

5.17. Assignment of ONI Trademark. At Closing, ONB will assign all rights in and to the trademark “ONI” under a trademark assignment in form mutually acceptable to Purchaser and ONB.

SECTION 6

COVENANTS OF PURCHASER

Purchaser covenants and agrees with Insurance Group and ONB as follows:

6.01. Filings. Purchaser or its agents or representatives shall have responsibility for the preparation, filing, and costs of all regulatory filings related to the Transaction (except as provided in Section 5.10(b)).

6.02. Press Releases. Except as required by law or except with the prior written consent of all of the parties hereto (which consent shall not be unreasonably withheld), neither Purchaser nor any of its affiliates shall issue any news or press release or make any other public announcement or disclosure relating to Insurance Group or ONB with respect to the Transaction and the transactions contemplated hereby.

6.03. Adverse Actions. Purchaser shall not knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue, or subject to any materiality or other qualification set forth in any such representations and warranties, in any respect at any time at or prior to the Effective Time; (ii) any of the conditions to the Transaction set forth in Section 7.02 not being satisfied; (iii) a material violation of any provision of this Agreement, or (iv) a delay in the consummation of the Transaction or the transactions contemplated hereby, except, in each case, as may be required by applicable law or regulation.

6.04. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, Purchaser shall use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or desirable, or advisable under applicable laws, so as to permit consummation of the Transaction as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with Insurance Group to that end.

(b) Without limiting the generality of the foregoing, the Insurance Group and the Purchaser shall, prior to or promptly after the date of this Agreement, prepare and file the notifications required under the HSR Act in connection with the Transaction. The Insurance Group and the Purchaser shall respond as promptly as practicable to (a) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentations and (b) any inquiries or requests received from any state attorney general or other governmental agency or authority in connection with antitrust or related matters. Each of Insurance Group and the Purchaser shall (i) give the other parties prompt notice of the commencement of any legal proceeding by or before any governmental agency or authority with respect to the Transaction or any of the other transactions contemplated by this Agreement, (ii) keep the other party informed as to the status of any such legal proceeding and (iii) promptly inform the other party of any communication to or from the Federal Trade Commission, the

Department of Justice or any other governmental agency or authority regarding the Transaction. Insurance Group and the Purchaser will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any legal proceeding under or relating to the HSR Act or any other federal or state antitrust or fair trade law.

6.05. Restrictive Covenants. During the Restricted Period, Purchaser shall not, and shall not permit any subsidiaries controlled by Purchaser, including Insurance Group, to, directly or indirectly: (i) hire or solicit any employee or independent contractor of ONB or any of its affiliates, (ii) encourage any such employee or independent contractor to leave such employment or independent contractor relationship, or (iii) hire or solicit any former employee or independent contractor of ONB or any of its affiliates within one hundred eighty (180) days from the date of termination of such employee’s or independent contractor’s employment or independent contractor relationship.

6.06. Employee Benefit Plans.

(a) Purchaser shall waive, or cause to be waived, any waiting periods under any Purchaser Employee Benefit Plan which is an “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA) that provides health care benefits in which the Continuing Employees are eligible to participate. For the purposes of this paragraph, “Purchaser Employee Benefit Plan” shall mean all “employee welfare benefit plans” set forth on Schedule 6.06(a).

(b) As soon as reasonably practicable following the Closing Date, Purchaser shall cause a defined contribution retirement plan intended to qualify under Sections 401(a) and 401(k) of the Code (the “Purchaser Savings Plan”) to accept a transfer of assets and liabilities attributable to the Continuing Employees from the Old National Bancorp Employee Stock Ownership and Savings Plan (“ONB KSOP”), in accordance with this Section 6.06(b). As soon as practicable following Purchaser’s adoption of the Purchaser Savings Plan (the “Transfer Date”), the Purchaser Savings Plan will permit receipt of Continuing Employees’ lump sum cash distributions, in the form of an eligible rollover distribution from the ONB KSOP for a period of thirty (30) days (“Election Window”) following the Transfer Date to make an eligible rollover distribution, provided such rollovers are made at the election of the Continuing Employees and in accordance with the terms of the Purchaser Savings Plan. As soon as reasonably practicable following the end of the Election Window, ONB shall direct the trustee of the ONB KSOP to transfer to the trustee of the Purchaser Savings Plan the remaining account balances in the ONB KSOP (the “Transferred Accounts”) of the Continuing Employees. Such transfer shall be made in cash and as transfers of outstanding participant loans to the Continuing Employees. All outstanding participant loans to the Continuing Employees shall be transferred to the Purchaser Savings Plan in kind. The transfer described herein shall be subject to the requirements of Section 414(l) of the Code and Section 1.414(l)-1 of Treasury Regulations. The Continuing Employees shall receive credit for eligibility and vesting purposes for the service of such employees with ONB, Insurance Group or any Subsidiaries or any predecessors prior to the Closing Date, as if such service were with Purchaser or its affiliates. ONB shall provide any and all such information to Purchaser (or Purchaser’s designee) as soon as practicable following the Closing Date in a form reasonably acceptable to Purchaser.

(c) As soon as reasonably practicable following the Closing Date, the Purchaser shall establish or cause to be established a cafeteria plan as defined in Section 125(d) of the Code (the “Purchaser Cafeteria Plan”), which includes as a qualified benefit thereunder health and dependent care flexible spending arrangements. For the remainder of the 2016 plan year following the Closing Date, Purchaser, to the extent Purchaser deems practicable in its sole discretion, will administer the health and dependent care flexible spending accounts for Continuing Employees (the “ONB Cafeteria Plan Participants”) in accordance with the following provisions: (i) the ONB Cafeteria Plan Participants will be covered under the Purchaser Cafeteria Plan; (ii) the salary reduction elections of each of the ONB Cafeteria Plan Participants in effect from time to time for the 2016 plan year will be taken into account for the remainder of the 2016 plan year under the Purchaser Cafeteria Plan; (iii) all remaining dependent care flexible spending and health care flexible spending account balances for ONB Cafeteria Plan Participants will be transferred to accounts established for the Continuing Employees in the Purchaser Cafeteria Plan; and (iv) each ONB Cafeteria Plan Participant may be reimbursed for eligible medical care and dependent care expenses (as defined in the Purchaser Cafeteria Plan and which shall be substantially similar to the definition in the Old National Bancorp Tax Saver Benefit Plan (the “ONB Cafeteria Plan”) incurred at any time during 2016, including such expenses incurred prior to the Closing Date, up to the level of coverage elected by such ONB Cafeteria Plan Participant from time to time reduced by expense reimbursements paid by the Insurance Group to the ONB Cafeteria Plan Participants under the ONB Cafeteria Plan prior to the Closing Date for eligible expenses incurred in 2016. ONB shall provide any and all such information to Purchaser (or Purchaser’s designee) as soon as practicable following the Purchaser’s request in a form reasonably acceptable to Purchaser.

(e) As of the Closing Date, Purchaser shall maintain for the benefit of Continuing Employees vacation and sick time policies. Purchaser shall grant credit for the Continuing Employees’ accrued and unused vacation as of the Closing Date for the remainder of 2016 (if any). ONB shall provide any and all such information to Purchaser as soon as practicable following the Closing Date in a form reasonably acceptable to Purchaser.

(f) Within five (5) business days following the date hereof, Purchaser and ONB will use good faith efforts to cause Thomas A. Flynn to enter into a new Employment Agreement with ONI (to be effective upon Closing) and a termination agreement and release with ONB terminating the existing change of control agreement with ONB.

(g) The provisions of this Section 6.06 are for the benefit of Purchaser and ONB only, and no employee of Insurance Group or any of its Subsidiaries, or any Continuing Employee, or any other Person shall have any rights hereunder. Nothing herein expressed or implied shall be deemed an amendment of any employee benefit plan, constitute the establishment of an employee benefit plan, or otherwise confer upon Insurance Group or any of its Subsidiaries, any Continuing Employee, any Person, or any legal representatives or beneficiaries thereof, any rights or remedies, including any right to employment or continued employment for any specified period or to be covered under or by any employee benefit plan or arrangement, or shall cause the employment status of any employee to be other than terminable at will.

SECTION 7

CONDITIONS PRECEDENT TO THE TRANSACTION

7.01. Purchaser. The obligation of Purchaser to consummate the Transaction and the transactions contemplated hereby is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by Purchaser:

(a) Representations and Warranties at the Effective Time. Each of the representations and warranties of ONB and Insurance Group contained in this Agreement (other than a representation qualified by Material Adverse Effect and Fundamental Representations) shall be true, accurate and correct in all respects on and as of the Effective Time as though the representations and warranties had been made or given at and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); provided that no representation or warranty of ONB or Insurance Group, other than a representation qualified by Material Adverse Effect and Fundamental Representations, shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranty of ONB or Insurance Group, has had or would result in a Material Adverse Effect on Insurance Group. Any representation or warranty that is qualified by Material Adverse Effect shall be true, accurate and correct in all respects on and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date). Fundamental Representations shall be true, accurate and correct in all respects on and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date).

(b) Covenants. Each of the covenants and agreements of ONB and Insurance Group to be performed on or prior to the Effective Time shall have been fulfilled or complied with from the date of this Agreement through and as of the Effective Time.

(c) Indebtedness. Insurance Group and its Subsidiaries shall have no outstanding Indebtedness (other than Permitted Indebtedness).

(d) Deliveries at Closing. Purchaser shall have received from ONB and Insurance Group at the Closing the items and documents, in form and content reasonably satisfactory to Purchaser, listed in Section 10.03(b).

(e) Consents and Approvals. All governmental consents and approvals necessary to permit the consummation of the Transaction and the transactions contemplated hereby, or to permit the continued operation of the business of Insurance Group, in substantially the same manner after the Closing Date as before, shall have been received; and the third party consents listed on Schedule 7.01(e) shall have been received.

(f) Officer/Shareholder Certificates. ONB shall have delivered to Purchaser a certificate signed by its Chief Executive Officer or any Executive Vice President and its Secretary, dated as of the Effective Time, certifying that (i) all of the representations and warranties of ONB are true, accurate, and complete in all respects on and as of the Effective Time and (ii) all of the covenants and agreements of ONB and Insurance Group to be performed on or prior to the Effective Time hereunder have been complied with through and as of the Effective Time.

(g) No Restraining Actions. No Proceeding shall be pending, commenced, or threatened against Insurance Group, Purchaser or any of the principals, directors, or officers of any of them or ONB, seeking to restrain, prevent, or change the Transaction or the transactions contemplated hereby or questioning the legality or validity of any such transactions or seeking damages in connection with any such transactions.

(h) Transition Services Agreement. Insurance Group and ONB shall enter into the Transition Services Agreement substantially in the form of Exhibit E.

(i) Termination of Intercompany Agreements. All intercompany agreements between the Insurance Group and ONB or any of its affiliates (other than the Insurance Group) shall have been terminated.

(j) Flynn Employment Agreement. Thomas A. Flynn shall have executed and delivered to the Purchaser and ONB the agreements contemplated under Section 6.06(f).

7.02. Insurance Group and ONB. The obligation of ONB and Insurance Group to consummate the Transaction and the transactions contemplated hereby is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by ONB:

(a) Representations and Warranties at Effective Time. Each of the representations and warranties of Purchaser contained in this Agreement (other than a representation qualified by Material Adverse Effect and Fundamental Representations) shall be true, accurate and correct in all respects on and as of the Effective Time as though the representations and warranties had been made or given at and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); provided that no representation or warranty of Purchaser, other than a representation qualified by Material Adverse Effect and Fundamental Representations, shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranty of Purchaser, has had or would result in a Material Adverse Effect on Purchaser. Any representation or warranty that is qualified by Material Adverse Effect shall be true, accurate and correct in all respects on and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date). Fundamental Representations shall be true, accurate and correct in all respects on and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date).

(b) Covenants. Each of the covenants and agreements of Purchaser to be performed on or prior to the Effective Time shall have been fulfilled or complied with from the date of this Agreement through and as of the Effective Time.

(c) Deliveries at Closing. ONB shall have received from Purchaser at the Closing the items and documents, in form and content reasonably satisfactory to Insurance Group and ONB, listed in Section 10.03(a).

(d) Officer Certificate. Purchaser shall have delivered to ONB a certificate signed by its Chairman or President and its Corporate Secretary, dated as of the Effective Time, certifying that: (i) all of the representations and warranties of Purchaser hereunder are true, accurate, and complete in all respects on and as of the Effective Time; (ii) all of the covenants of Purchaser hereunder have been complied with through and as of the Effective Time; and (iii) all of the obligations of Purchaser hereunder have been satisfied or performed through and as of the Effective Time.

(e) No Restraining Actions. No Proceeding shall be pending, commenced, or threatened against Insurance Group, Purchaser, ONB, or any of the principals, directors, or officers of any of them, seeking to restrain, prevent, or change the Transaction or the transactions contemplated hereby or questioning the legality or validity of any such transactions or seeking damages in connection with any such transactions.

(f) Consents and Approvals. All material third-party and governmental consents and approvals necessary to permit the consummation of the Transaction and the transactions contemplated hereby, or to permit the continued operation of the business of Insurance Group, in substantially the same manner after the Closing Date as before, shall have been received.

(g) Flynn Employment Agreement. Thomas A. Flynn shall have executed and delivered to the Purchaser and ONB the agreements contemplated under Section 6.06(f).

SECTION 8

TERMINATION OF THE TRANSACTION

8.01. Manner of Termination. This Agreement and the Transaction and the transactions contemplated hereby may be terminated at any time prior to the Effective Time by written notice delivered by Purchaser to Insurance Group, or by Insurance Group to Purchaser, as follows (with no ONB, in such capacity, having the right to terminate this Agreement or the transactions contemplated hereby):

(a) By Purchaser or Insurance Group, if:

(i)	the Transaction contemplated by this Agreement has not been consummated on or before June 30, 2016, and the party seeking such termination is not then in breach hereunder; or

(ii)	the respective Boards of Directors of Purchaser and Insurance Group mutually agree to terminate this Agreement.

(b) By Purchaser, if:

(i)	at any time prior to the Effective Time, either of the following has occurred:

(A)	a misrepresentation or breach by ONB of any of its representations or warranties contained herein or in any of the Schedules hereto; or

(B)	a breach of or a failure to comply by ONB or Insurance Group of any of their respective covenants or agreements contained herein, which breach or failure cannot be or has not been cured within thirty (30) days after the giving of written notice by Purchaser to ONB or Insurance Group of such breach or failure; or

(ii)	Purchaser shall reasonably determine that the Transaction has become impracticable by reason of commencement or threat of any Proceeding against Purchaser, ONB, Insurance Group, or any director or officer of any of such entities relating to this Agreement, the Transaction, or the transactions contemplated hereby; or

(iii)	there has been a material adverse change in the business, assets, capitalization, financial condition, results of operations, or prospects of Insurance Group as of any time prior to the Effective Time as compared to that in existence as of the date of this Agreement which would have a Material Adverse Effect on Insurance Group.

(c) By ONB, if:

(i)	at any time prior to the Effective Time, either of the following has occurred:

(A)	a misrepresentation or breach by Purchaser of any of its representations or warranties contained herein; or

(B)	a breach of or a failure to comply by Purchaser of any of its covenants or agreements contained herein, which breach or failure cannot be or has not been cured within thirty (30) days after the giving of written notice to Purchaser by ONB or Insurance Group of such breach or failure; or

(ii)	ONB shall reasonably determine that the Transaction has become impracticable by reason of commencement or threat of any Proceeding against Purchaser, ONB, Insurance Group, or any director or officer of any of such entities relating to this Agreement, the Transaction, or the transactions contemplated hereby.

(iii)	there has been a material adverse change in the business, assets, capitalization, financial condition, results of operations, or prospects of Purchaser as of any time prior to the Effective Time as compared to that in existence as of the date of this Agreement which would have a Material Adverse Effect on Purchaser.

8.02. Effect of Termination. Upon termination of this Agreement as provided herein, this Agreement shall terminate and be of no further force or effect, and there shall be no further obligations or restrictions on future activities on the part of Purchaser, Insurance Group, or ONB or their respective directors, officers, employees, agents, or representatives, except as provided in (a) the confidentiality provisions of this Agreement set forth herein and in the Confidentiality Agreement dated January 14, 2016 by and between Insurance Group, Purchaser and Sandler O’Neil & Partners, L.P. (the “Confidentiality Agreement”), and (b) the payment of each party’s respective expenses set forth in Section 11.09; provided, however, that if such termination was the result of an intentional breach of any representation, warranty, covenant, or other provision in this Agreement, or an intentional act or omission which resulted in any representation, warranty, covenant, or other provision, in this Agreement to be breached, then the party or parties who breached the representation, warranty, covenant, or other provision or who committed the intentional act or omission shall be liable to the other parties hereto for damages and all costs and expenses incurred in connection with the preparation, negotiation, and execution of this Agreement, including reasonable attorneys’ fees and disbursements, and reasonable fees and disbursements of accountants and tax advisors.

SECTION 9

INDEMNIFICATION

9.01. Indemnification by Purchaser and ONB.

(a) Subject to the provisions of this Section 9, Purchaser hereby unconditionally, irrevocably, and absolutely agrees to protect, defend, indemnify, and hold harmless ONB and their respective affiliates, successors, assigns, directors, officers, employees, agents, and representatives (each an “ONB Indemnified Party” or, collectively, the “ONB Indemnified Parties”) from and against any and all Losses incurred, paid, or sustained by any of the foregoing, in each case in connection with, arising out of, based upon, relating to, or otherwise involving (i) any misrepresentation or breach of the representations and warranties made by Purchaser in this Agreement, and (ii) any breach of any covenant or agreement of Purchaser contained in this Agreement.

(b) Subject to the provisions of this Section 9, ONB hereby unconditionally, irrevocably, and absolutely agrees to protect, defend, indemnify, and hold harmless Purchaser and its affiliates, successors, assigns, directors, officers, employees, agents, and representatives (each a “Purchaser Indemnified Party” or, collectively, the “Purchaser Indemnified Parties”; together with the ONB Indemnified Parties, the “Indemnified Parties”) from and against any and all Losses incurred, paid, or sustained by any of the foregoing, in each case in connection with, arising out of, based upon, relating to, or otherwise involving

(i)	any misrepresentation or breach of the representations and warranties made by ONB or Insurance Group in this Agreement;

(ii)	any breach of any covenant or agreement of ONB or Insurance Group contained in this Agreement;

(iii)	any Indebtedness of Insurance Group or any of its Subsidiaries that has not been taken into account in calculating the amount of Cash Consideration;

(iv)	any liability for errors and omissions claims against Insurance Group or any of its Subsidiaries for acts or omissions occurring prior to the Closing (including the payment of deductibles under insurance policies therefor) and any liability for any retroactive or retrospective premium adjustments under the Company’s insurance policies;

(v)	any liability for acts or omissions occurring prior to the Closing now existing in favor of the current or former directors or officers of Insurance Group and its Subsidiaries as provided in their respective charters, by-laws, or other agreements under which Insurance Group or the Subsidiaries may be liable to current or former directors or officers thereof as of the date hereof, to the extent permitted by law; or

(vi)	any liability or obligation relating to Estate of Joan Megel v. C&K Transport, ONB Insurance Group Inc., et al. Cause No. 40c011-1105-CT-000110 & Amy Jones v. C&K Transport, ONB Insurance Group Inc., et al. Cause No. 40C01-1205-CT-000016 (the Megel litigation).

As used in this Section 9, “Loss” and “Losses” mean any and all actual or threatened losses, claims, demands, damages, awards, liabilities, obligations, judgments, settlements, orders, fines, penalties, taxes, interest, forfeitures, costs, and expenses (including reasonable attorney, accountant, consultant, and other professional fees, costs, and disbursements of every kind, nature, and description).

(c) For purposes of (i) determining whether a breach of representation or warranty has occurred, and (ii) calculating the amount of Losses related to any breach of representation or warranty, any qualification as to materiality, “Material Adverse Effect” or any similar qualification or standard contained in Section 3 or Section 4 of this Agreement shall be disregarded (it being understood that the word Material in the defined term “Material Contracts” shall not be disregarded for any such purposes).

9.02. Notice and Opportunity to Defend Third Party Claims. Promptly after (a) receipt by any Indemnified Party of notice of the assertion of any claim against such Indemnified Party by a Person not a party to this Agreement or (b) the discovery by any Indemnified Party of any Loss giving rise to indemnification hereunder, in each case with respect to which such Indemnified Party expects to make a request for indemnification hereunder, such Indemnified Party shall give the party or parties that may become obligated to provide indemnification hereunder (the “Indemnifying Party”) written notice describing such Loss in reasonable detail and an estimate of the amount thereof (an “Indemnification Notice”). If the Indemnified Party fails to give the Indemnification Notice in a timely manner and the Indemnifying Party is materially prejudiced in its defense by such failure, the Indemnifying Party’s liability in respect of such Loss shall be reduced to the extent of such prejudice. Except as otherwise provided in this Section 9, such Indemnifying Party shall have the right, at its option, to defend, at its own expense and through counsel of its own choosing, any such claim involving the asserted Liability of the Indemnified Party as to which the Indemnifying Party shall have acknowledged its obligation to indemnify the party seeking indemnification hereunder; provided, however, that such counsel shall be reasonably satisfactory to the Indemnified Party. If counsel reasonably satisfactory to the Indemnified Party is not selected by the Indemnifying Party within thirty (30) days of any Indemnification Notice, then the Indemnified Party may select counsel to defend any such claim (provided that such counsel is reasonably satisfactory to the Indemnifying Party) and, in such event, the Indemnifying Party shall be responsible for and pay all reasonable attorney’s fees, costs and expenses of such counsel and all Losses arising from or relating to such claim, and the Indemnifying Party shall no longer be entitled to select counsel with respect to such claim. If any Indemnifying Party shall undertake to defend a claim asserted by a Person not a party to this Agreement, it shall give a notice (a “Defense Election Notice”) to the Indemnified Party of its intention to do so within ten (10) business days of the Indemnification Notice to which it relates.

Whether or not the Indemnifying Party does choose so to defend such claim, the parties hereto shall cooperate in the defense thereof and shall furnish such records, information, and testimony and attend such conferences, discovery proceedings, hearings, trials, and appeals as may be reasonably requested in connection therewith. So long as the Indemnifying Party is defending in good faith any such claim, the Indemnified Party shall not compromise or settle such claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld. If the Indemnifying Party desires to accept a final and complete settlement of any claim by a Person not a party to this Agreement offered or agreed to by such Person, which settlement complies with the provisions of this Agreement, and the Indemnified Party refuses to consent to such settlement, then the Indemnity Party’s liability under this Agreement with respect to such claims is limited to the amount so offered or agreed to in settlement by such Person and the Indemnified Party must reimburse the Indemnifying Party for any additional costs of defense which the Indemnifying Party subsequently incurs with respect to such claim and all additional costs of settlement or judgment. Notwithstanding an election by an Indemnifying Party to assume the defense of such Proceeding, such Indemnified Party shall have the right to employ separate counsel and to participate in the defense of such Proceeding, and the Indemnifying Party shall bear the reasonable fees, costs, and expenses of such separate counsel (and shall pay such reasonable attorney’s fees, costs, and expenses at least quarterly), if (a) the use of counsel chosen by the Indemnifying Party to represent such Indemnified Party would present such counsel with a conflict of interest; (b) the defendants in, or targets of, any such Proceeding include both an Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have reasonably concluded that there may be legal defenses available to it or to other Indemnified Parties which are different from or additional to those available to the Indemnifying Party (in which case the Indemnifying Party shall not have the right to direct the defense of such Proceeding on behalf of the Indemnified Party); (c) the Indemnifying Party shall not have employed counsel reasonably satisfactory to such Indemnified Party in the exercise of the Indemnified Party’s reasonable judgment to represent such Indemnified Party within the time period referred to in the preceding sentence after notice of the institution of such Proceeding; (d) the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend against any Loss; or (e) the Indemnifying Party shall authorize such Indemnified Party to employ separate counsel at the Indemnifying Party’s expense. All out-of-pocket costs and expenses incurred in connection with an Indemnified Party’s cooperation shall be borne by the Indemnifying Party (provided that such cooperation is requested by the Indemnifying Party and such costs and expenses are approved in advance by the Indemnifying Party). In any event, the Indemnified Party shall have the right at its own expense to participate in the defense of such asserted Loss.

Notwithstanding anything herein to the contrary, if the Indemnifying Party does not give a Defense Election Notice within ten (10) business days of the Indemnification Notice, the Indemnified Party shall be free, in its sole discretion, to defend, compromise, or settle the claim for which indemnification is sought, and the Indemnifying Party shall pay all Losses incurred by the Indemnified Party arising from or relating to such Losses.

Notwithstanding anything to the contrary herein, if an Indemnified Party determines in good faith that there is a reasonable probability that a Loss may adversely affect it or its affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Party may, by notice to the Indemnifying Party, assume the exclusive right to defend, compromise, or settle such Loss, but the Indemnifying Party will not be bound by any determination of a Loss so defended or any compromise or settlement effected without its consent (which consent may not be unreasonably withheld).

9.03. Non-Third Party Claims, Costs, and Expenses. If any Indemnification Notice delivered pursuant to Section 9.02 does not relate to a Loss or the commencement of any action or proceeding by a third party, the Indemnifying Party shall promptly pay to the Indemnified Party the full amount of the Loss set forth in such notice. In any case where an Indemnifying Party is obligated to pay costs or other expenses, such Indemnifying Party shall promptly pay to the Indemnified Party, upon the request of the Indemnified Party, the amount of such costs or expenses.

9.04. Amount and Survival. (a) Notwithstanding any other provisions of this Agreement to the contrary and other than with respect to a payment required to be made by Purchaser hereunder, (i) no amount shall be payable under Section 9.01(b)(i) by ONB or by Purchaser under Section 9.01(a)(i) unless and until the aggregate amount otherwise payable by the Indemnifying Party (other than Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of the ONB Fundamental Representations or Purchaser Fundamental Representations) exceeds Six Hundred Fifty Thousand and No/100 Dollars ($650,000.00), at which point and thereafter the Indemnified Party shall be entitled to seek indemnification for the amount of all Losses, but not the initial Three Hundred Twenty-Five Thousand and No/100 Dollars ($325,000.00) in Losses; (ii) the maximum indemnification obligation of an Indemnifying Party for all Losses under Section 9.01(a)(i) or under Section 9.01(b)(i) (other than Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of the ONB Fundamental Representations or Purchaser Fundamental Representations) is Twelve Million Two Hundred Fifty Thousand and No/100 Dollars ($12,250,000.00), in the aggregate. The Indemnifying Parties shall be obligated to indemnify the Indemnified Parties for all Losses arising from any breach of the ONB Fundamental Representations or the Purchaser Fundamental Representations, as the case may be, and for other indemnification obligations under Sections 9.01(a)(ii), 9.01(b)(ii), 9.01(b)(iii), 9.01(b)(iv), 9.01(b)(v), 9.01(b)(vi), and 9.06, from the first dollar up to an aggregate amount equal to the Purchase Price.

(b) All indemnification claims against an Indemnifying Party under this Section 9 based upon, arising out of or relating to any inaccuracies in or breaches by the Indemnifying Party of any of its representations or warranties (other than breaches of the ONB Fundamental Representations and the Purchaser Fundamental Representations) must be made by the close of business on the date which is eighteen (18) months following the Closing Date, provided, however, that any claims made during such eighteen (18) month period can be pursued after such eighteen (18) month period (and such claim will continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved in accordance with this Section 9). “ONB Fundamental Representations means the representations and warranties of ONB set forth in Section 3.01 (Organization and Authority), Section 3.02 (Authority; No Conflict), Section 3.03

(Capitalization), Section 3.14 (Taxes, Returns, and Reports), 3.17 (Employee Benefit Plans), 3.28 (Broker’s, Finder’s, or Other Fees). “Purchaser Fundamental Representations” means the representations and warranties of Purchaser set forth in Section 4.01 (Organization and Authority), Section 4.02 (Authorization), and Section 4.05 (Broker’s, Finder’s, or Other Fees). Claims for breach of ONB Fundamental Representations and Purchaser Fundamental Representations will survive indefinitely and a claim may be made until the latest date permitted by applicable law.

(c) All indemnification claims against an Indemnifying Party under this Section 9 based upon, arising out of or relating to any breaches by such Indemnifying Party of any of its covenants or agreements shall survive the Closing until the date explicitly specified therein or, if not so specified, indefinitely or until the latest date permitted by applicable law. ONB’s liability for pre-Closing E&O claims shall survive for the term of the E&O Tail. ONB’s liability for claims arising related to directors and officers liability related to Insurance Group shall survive for three (3) years after the Closing Date.

(d) The amount of any Losses incurred or suffered by an Indemnified Party and for which indemnification is provided under this Section 9 shall be calculated net of (i) any net amount actually recovered by such Indemnified Party from a third party with respect to such Losses or (ii) any insurance proceeds actually received by such Indemnified Party with respect to such Losses under any insurance policy, excluding self-insurance arrangements and net of any deductible or other expenses incurred by such Indemnified Party in collecting any such insurance proceeds (including reasonable attorneys’ fees directly related to obtaining such insurance proceeds).

(e) The Purchaser Indemnified Parties shall not be entitled to make any indemnification claim for Losses to the extent such Losses were included as Liabilities in the calculation of Final Working Capital.

(f) Mitigation. Each Indemnified Party agrees to take reasonable steps to mitigate any Losses that such Indemnified Party asserts under this Section 9. Any costs and expenses incurred by such Indemnified Party in connection with such mitigation shall constitute Losses that may be recovered hereunder.

9.05. Exclusive Remedy. Except for cases involving fraudulent or intentional misrepresentations by a party in this Agreement, the Disclosure Schedules, and the certificates and other documents delivered by one party to another, each party acknowledges and agrees that its rights and remedies under this Agreement shall be the exclusive remedy of such party and its subsidiaries and affiliates, and the transactions contemplated by this Agreement, including for any Losses incurred by such party, and its respective affiliates, successors, assigns, directors, officers, employees, agents, and representatives based upon, arising out of, in respect of, or relating to: (i) any inaccuracy in or breach of any representation or warranty of a party made pursuant to this Agreement, the Disclosure Schedules, and the certificates and other documents delivered to the other party, and (ii) any breach of any covenant or agreement of another party contained in this Agreement.

9.06. Tax Matters. The following provisions shall govern the allocation of responsibility as between ONB and Insurance Group, on the one hand, and Purchaser, on the other hand, for certain Tax matters following the Effective Time.

(a) Indemnification. ONB shall indemnify Purchaser and hold it harmless from and against any loss, claim, liability, expense, assessment, lien or other damage attributable to (i) all Taxes, or the nonpayment or failure to withhold thereof, of Insurance Group for all taxable periods ending on or before the Effective Time and the portion through the end of the day immediately preceding the day on which the Effective Time occurs for any taxable period that includes, but does not end on, the Effective Time (“Pre-Closing Tax Period”), (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which Insurance Group is or was a member on or prior to the Effective Time, including pursuant to Treas. Reg. § 1.1502-6 or any analogous or similar state, local, or foreign law, statute or regulation, and (iii) any and all Taxes of any Person (other than Insurance Group) imposed on Purchaser as a transferee, fiduciary or successor, by contract or pursuant to any law, rule or regulation, which Taxes related to an event, proceeding or transaction occurring before the Effective Time.

Purchaser shall indemnify ONB and hold it harmless from and against any loss, claim, liability, assessment, expense, lien or other damage attributable to (i) all Taxes, or the nonpayment thereof, of Surviving Corporation for all taxable periods beginning on or after the day on which the Effective Time occurs and the portion after the Effective Time for any taxable period that includes, but does not begin with, the Effective Time (“Post-Closing Tax Period”), (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which Purchaser or Surviving Corporation is or was a member after the Effective Time, including pursuant to Treas. Reg. § 1.1502-6 or any as a transferee, fiduciary or successor, by contract or pursuant to any law, rule or regulation, which Taxes related to an event, proceeding or transaction occurred after the Effective Time analogous or similar state, local, or foreign law, statute or regulation, and (iii) any and all Taxes of any Person (other than Purchaser or Surviving Corporation) imposed or assessed on Purchaser or Surviving Corporation as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes related to an event or transaction occurring after the Effective Time.

(b) Straddle Period. In the case of any taxable period that includes, but does not end on, the Effective Time (a “Straddle Period”), the amount of any Taxes based on or measured by income, accretion to wealth or value or receipts of Insurance Group for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Effective Time.

(c) Responsibility for Filing Tax Returns. Purchaser shall prepare or cause to be prepared and file or cause to be filed on a timely basis all Tax Returns for Insurance Group that are filed after the Effective Time (other than income Tax Returns with respect to periods for which a consolidated, unitary or combined income Tax Return of ONB will include the operations of Insurance Group and any separate company state or local returns required to be filed for Insurance Group for the tax period ending at or before the Effective Time). Purchaser shall be reimbursed by ONB for Taxes of Insurance Group that are due in connection with any such Tax Return to the extent attributable to a taxable period ending on or before the Closing Date or the portion of a Straddle Period ending on the Closing Date at least two (2) business days before payment by the Purchaser or Insurance Group of such Taxes is due, except to the extent such Taxes were reflected as a liability in Final Working Capital and taken into account as an adjustment to the Purchase Price.

(d) Cooperation on Tax Matters.

(i)	ONB and Purchaser shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the timely filing of Tax Returns pursuant to this Section 9.06 and any audit, examination, administrative hearing, litigation or other Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, examination, administrative hearing, litigation, or other proceeding and making employees or contractors available on a mutually convenient basis to provide additional information, analysis and explanation of any material provided hereunder. ONB and Purchaser shall (A) retain all books and records with respect to Tax matters pertinent to Insurance Group relating to any taxable period beginning before the Effective Time until the expiration of the general three (3) year statute of limitation (and, to the extent notified by the other party, any extensions thereof by agreement or due to the nature or amount of any proposed or actual liability) of the respective taxable periods, and to abide by all statutory record retention requirements or record retention agreements entered into with any taxing authority, and (B) give the other party reasonable written notice prior to transferring, destroying, or discarding any such books and records and, if the other party so requests, ONB or Purchaser, as the case may be, shall allow the other party to take possession of such books and records.

(ii)	ONB and Purchaser further agree, upon request, to use their best efforts to obtain any certificate, closing agreement or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(iii)	ONB and Purchaser further agree, upon request, to provide the other party with all information that either party may be required to report pursuant to Section 6043 of the Code and the regulations thereunder.

(e) Tax Sharing Agreements. All tax sharing agreements or similar agreements with respect to or involving Insurance Group shall be terminated by ONB as of the Effective Time, and after the Effective Time, Insurance Group shall not be bound thereby or have any Liability thereunder.

SECTION 10

CLOSING

10.01. Effective Time. Unless otherwise mutually agreed upon by the parties hereto, the Transaction shall become effective (the “Effective Time”) at 11:59 p.m., Indianapolis, Indiana time, as follows: If the conditions to the Transactions set forth in Section 7 have been satisfied prior to May 30, 2016, then the Effective Time will occur on May 31, 2016, and if the conditions to the Transactions set forth in Section 7 have been satisfied after May 30 but before June 30, the Effective Time will occur on June 30.

10.02. Closing Date and Place. The closing of the Transaction (the “Closing”) shall take place on the date on which the Effective Time occurs (the “Closing Date”), at the law office of Krieg DeVault LLP, One Indiana Square, Suite 2800, Indianapolis, Indiana 46204, or by remote exchange of documents.

10.03. Deliveries.

(a) At the Closing, Purchaser shall deliver to ONB the following:

(i)	the Cash Consideration as set forth in Section 2.01;

(ii)	the officer certificate contemplated by Section 7.02(d);

(iii)	copies of the resolutions of the Board of Directors of Purchaser certified by the Corporate Secretary of Purchaser relative to the approval of this Agreement, the other agreements contemplated hereunder, the Transaction, and the transactions contemplated hereby;

(iv)	such other documents as Insurance Group or its legal counsel may reasonably request.

(b) At the Closing, ONB shall deliver, or cause Insurance Group to deliver, to Purchaser the following:

(i)	the officer and shareholder certificates contemplated by Section 7.01(e);

(ii)	copies of the resolutions adopted by the Board of Directors and ONB of Insurance Group certified by the Secretary of Insurance Group, relative to the approval of this Agreement, the Transaction, and the transactions contemplated hereby;

(iii)	evidence that Insurance Group shall have obtained the Tail Coverages; and

(iv)	such other documents as Purchaser or its legal counsel may reasonably request.

SECTION 11

MISCELLANEOUS

11.01. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by Insurance Group or ONB without the prior written consent of Purchaser. Purchaser may assign this Agreement to any direct or indirect subsidiary of Purchaser or any of its affiliates without the consent of Insurance Group or ONB, but no such assignment shall release or affect Purchaser’s duties or liabilities hereunder. The representations, warranties, covenants, and agreements contained in this Agreement are for the sole benefit of the parties hereto and their successors and permitted assigns, and they shall not be construed as conferring any rights on any other persons, except that the Indemnified Parties shall be deemed to be third party beneficiaries of Section 9 and shall be entitled to enforce the obligations of Purchaser thereunder to the same extent as if it were a party hereto.

11.02. Waiver; Amendment. (a) Purchaser and ONB may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions, or agreements of the other parties under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other party contained in this Agreement or in any document delivered pursuant hereto; (iii) waive the performance by the other party of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the satisfaction or fulfillment of which is a condition to the right of the party so waiving to consummate the Transaction. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

(b) This Agreement may be amended, modified or supplemented only by a written agreement executed by Purchaser, ONB and Insurance Group.

11.03. Notices. All notices, requests and other communications hereunder must be in writing (which shall include e-mail communication) and shall be deemed to have been duly given if delivered by hand and receipted for, sent by certified United States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service or e-mailed if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States Mail, return receipt requested, with first class postage pre-paid as follows:

If to ONB:	with a copy to (which shall not constitute notice):

Old National Bancorp	Krieg DeVault LLP
P.O. Box 718	One Indiana Square, Suite 2800
Evansville, Indiana 47708	Indianapolis, Indiana 46204
ATTN: Jeffrey L. Knight, Executive	ATTN: Michael J. Messaglia, Esq.
Vice President, Corporate Secretary	Telephone: (317) 238-6249
and Chief Legal Counsel	Email: mmessaglia@kdlegal.com
Telephone: (812) 464-1363
Email: jeff.knight@oldnational.com

If to Insurance Group:

Old National Insurance
One Main Street
Evansville, Indiana 47708
ATTN: Scott J. Evernham, Esq. President
Telephone: (812) 461-9001
Email: scott.evernham@oldnational.com

If to Purchaser:	with a copy to (which shall not constitute notice):

Prime Risk Partners Inc.	King & Spalding LLP
2475 Northwinds Parkway	1180 Peachtree Street, NE
Suite 200	Atlanta, Georgia 30309
Alpharetta, Georgia 30009	Attention: William G. Roche
Attention: Scot Kees	Telephone: (404) 572-4936
Telephone: (404) 285-6706	Email: broche@kslaw.com
Email: skees@primeriskpartners.com

or such substituted address or person as any of them has given to the other in writing. All such notices, requests or other communications shall be effective: (a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five (5) business days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next business day after deposit with such service; and (d) if by e-mail, on the next business day if also confirmed by mail in the manner provided herein.

11.04. Headings. The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.

11.05. Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal, or unenforceable provision or provisions had never been contained herein.

11.06. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware and applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all Proceedings initiated by Purchaser relating to this Agreement shall be filed, tried, and litigated only in the Circuit or Superior Courts of Marion County or the United States District Court in the Southern District of Indiana, and all Proceedings initiated by ONB relating to this Agreement shall be filed, tried, and litigated only in the State or Superior Courts of Fulton County, Georgia or the United States District Court in the Northern District of Georgia. In connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts. EACH OF THE PARTIES WAIVES ANY RIGHTS THAT HE OR IT MAY HAVE TO BRING A CAUSE OF ACTION IN ANY COURT OR IN ANY PROCEEDING INVOLVING A JURY TO THE MAXIMUM EXTENT PERMITTED BY LAW.

11.08. Entire Agreement. This Agreement, and the other agreements to be executed and delivered pursuant to this Agreement, supersede all other prior understandings, commitments, representations, negotiations, or agreements, whether oral or written, among the parties hereto relating to the Transaction and the transactions contemplated hereby and constitute the entire agreement between and among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect following the date hereof. No representation, warranty, promise, inducement, or statement of intention has been made by any party hereto which is not embodied in this Agreement, the other agreements contemplated hereby or the Disclosure Schedules, and no party hereto shall be liable for or bound by any information not so set forth.

11.09. Expenses. Purchaser shall pay its expenses incidental to the Transaction and the transactions contemplated hereby. Except as otherwise expressly provided herein, Insurance Group and ONB shall pay their respective expenses incidental to the Transaction and the transactions contemplated hereby.

11.10. Certain References. Whenever in this Agreement a singular word is used, it also shall include the plural wherever required by the context and vice-versa. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar days. The word “including” is not intended to be limiting and shall be deemed to mean “including, without limitation” in each instance.

11.11. Construction. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and the other agreements contemplated hereunder and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement and the other agreements contemplated hereunder or any amendments or exhibits hereto or thereto.

11.12. Schedules and Exhibits. The Disclosure Schedules and Exhibits attached to this Agreement are incorporated herein and made a part of this Agreement.

11.13. Knowledge. All references in this Agreement to the knowledge of Insurance Group means the knowledge, after due inquiry, of the individuals identified on Schedule 11.13.

*    *    *

IN WITNESS WHEREOF, Purchaser, Insurance Group, and ONB have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed and delivered by their duly authorized officers.

PRIME RISK PARTNERS, INC.

By:	/s/ Bret Quigley

OLD NATIONAL BANCORP

By:	/s/ James C. Ryan, III

ONB INSURANCE GROUP, INC.

By:	/s/ Scott J. Evernham